                                             As Filed Pursuant to Rule 424(b)(5)
                                             Registration No. 333-88164


PROSPECTUS SUPPLEMENT TO

PROSPECTUS DATED MAY 30, 2002

                       (NORTEL NETWORKS CORPORATION LOGO)

                          NORTEL NETWORKS CORPORATION

                           550,000,000 COMMON SHARES

                             ---------------------

     We are offering 550,000,000 of our common shares. The underwriters have a 30-day option to purchase from us 82,500,000 additional common shares at the initial public offering price to cover any over-allotment of common shares.

     Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "NT". The last reported sale price of our common shares on June 6, 2002 on the New York Stock Exchange was $1.41 per share and on the Toronto Stock Exchange was C$2.22 per share.

     Concurrently with this offering of common shares, we are offering by means of a separate prospectus supplement prepaid forward purchase contracts of Nortel Networks Corporation evidenced by equity units. We refer you to "Prospectus Supplement Summary -- Concurrent Offering of Equity Units" in this prospectus supplement. The closings of the two offerings are not conditioned on each other.

     INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-15 OF THIS PROSPECTUS SUPPLEMENT AND BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

                                                                                     PROCEEDS TO
                                                       PRICE TO     UNDERWRITING   NORTEL NETWORKS
                                                      PUBLIC(1)     COMMISSIONS    CORPORATION(2)
                                                     ------------   ------------   ---------------
Per Common Share...................................  $       1.41   $    0.0564     $     1.3536
Total..............................................  $775,500,000   $31,020,000     $744,480,000

---------------

(1) The offering price in the United States and internationally outside of Canada is payable in U.S. dollars. The offering price in Canada is payable in Canadian dollars and is the approximate equivalent of the U.S. dollar price based on prevailing U.S. to Canadian dollar exchange rates as of the date of this prospectus supplement.

(2) Before some expenses payable by us. We refer you to "Use of Proceeds" in this prospectus supplement.

     Delivery of the common shares will initially be made only through The Depository Trust Company and The Canadian Depository for Securities Limited on or about June 12, 2002.

     Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               JOINT BOOKRUNNERS

CREDIT SUISSE FIRST BOSTON                                   RBC CAPITAL MARKETS
CIBC WORLD MARKETS                 JPMORGAN                 SALOMON SMITH BARNEY
ABN AMRO ROTHSCHILD LLC           HSBC           SG COWEN          TD SECURITIES
BMO NESBITT BURNS              NATIONAL BANK FINANCIAL            SCOTIA CAPITAL
            The date of this prospectus supplement is June 6, 2002.

                             ---------------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT           PAGE
PROSPECTUS SUPPLEMENT SUMMARY.........   S-5
RISK FACTORS..........................  S-15
USE OF PROCEEDS.......................  S-16
CAPITALIZATION........................  S-17
DIVIDEND POLICY.......................  S-18
PRICE RANGE OF OUR COMMON SHARES......  S-18
U.S. FEDERAL INCOME TAX
  CONSEQUENCES........................  S-19
CANADIAN FEDERAL INCOME TAX
  CONSEQUENCES FOR NON-RESIDENTS......  S-21
UNDERWRITING..........................  S-23
VALIDITY OF THE SECURITIES............  S-27
DOCUMENTS INCORPORATED BY REFERENCE...  S-28

              PROSPECTUS                PAGE
ABOUT THIS PROSPECTUS.................     1
ENFORCEMENT OF CERTAIN CIVIL
  LIABILITIES.........................     1
NORTEL NETWORKS CORPORATION AND NORTEL
  NETWORKS LIMITED....................     2
WHERE YOU CAN FIND MORE INFORMATION...     2
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................     3
RISK FACTORS..........................     4
FORWARD-LOOKING STATEMENTS............    15
RATIO OF EARNINGS TO FIXED
  CHARGES.............................    16
USE OF PROCEEDS.......................    17
LEGAL OWNERSHIP OF SECURITIES.........    18
DESCRIPTION OF SHARE CAPITAL..........    20
DESCRIPTION OF DEBT SECURITIES........    22
DESCRIPTION OF WARRANTS...............    33
DESCRIPTION OF SHARE PURCHASE
  CONTRACTS AND SHARE PURCHASE OR
  EQUITY UNITS........................    34
PLAN OF DISTRIBUTION..................    35
VALIDITY OF THE SECURITIES............    37
EXPERTS...............................    37

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS SUPPLEMENT.

     This offering is being made concurrently in the United States, Canada and internationally. An offer of these securities will not be made in any jurisdiction where the offer is not permitted.

     The underwriters have not offered or sold, and prior to the expiry of a period of six months from the closing date, will not offer or sell any common shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

     The underwriters have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by them in connection with the issue or sale of any common shares in circumstances in which section 21(1) of the FSMA does not apply to Nortel Networks Corporation.

     The underwriters have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the common shares in, from or otherwise involving the United Kingdom.

     In this prospectus supplement and the accompanying prospectus, unless otherwise specified or the context otherwise requires, references to "we," "our," "us," "Nortel Networks" or "Nortel Networks Corporation" mean Nortel Networks Corporation and its subsidiaries, including Nortel Networks Limited, and refer to the consolidated business activities of those entities.

     We file with securities regulatory authorities in the United States and Canada reports containing consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States, which we refer to as U.S. GAAP, and generally accepted accounting principles in Canada, which we refer to as Canadian GAAP.

     All dollar amounts in this prospectus supplement are expressed in United States dollars, except where stated otherwise. In this prospectus supplement, unless stated otherwise, all references to "$" are to U.S. dollars and all references to "C$" are to Canadian dollars.

     We refer you to the section of the accompanying prospectus entitled "Forward-looking Statements" for information regarding certain statements made or incorporated by reference in this prospectus supplement or the accompanying prospectus.

                    [THIS PAGE IS INTENTIONALLY LEFT BLANK]

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the other information appearing elsewhere in this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference herein and therein. Unless otherwise indicated, all numbers of common shares, as well as equity units offered in the concurrent equity unit offering, appearing in this prospectus supplement are presented assuming no exercise of any option that the underwriters in the applicable offering may have to purchase additional common shares or prepaid forward purchase contracts, as the case may be, which we refer to as an over-allotment option.

                                COMPANY OVERVIEW

     We are a leading global supplier of products and services that support the Internet and other public and private data, voice, and multimedia communications networks, using terrestrial and wireless technologies, which we refer to as networking solutions. With our networking solutions, we are focused on providing the infrastructure and applications for high performance networks, as technology transforms the way we communicate and conduct business. We have a technology focus, with a substantial portion of Nortel Networks resources dedicated to research and development, forming a core strength and a factor which we believe differentiates us from many of our competitors. Our research and development efforts are focused on delivering carrier-grade infrastructure, enabling valuable services for our customers, reducing network costs, and transforming traditional voice-communications networks into cost-effective networks supporting data, voice, and multimedia communications.

     Our operations are focused on providing seamless networking products and service capabilities across three core business areas/segments: Metro and Enterprise Networks; Wireless Networks; and Optical Long-Haul Networks. These products and service solutions are used by service provider and enterprise customers, including incumbent and competitive local telephone companies, long-distance telephone companies, service providers with global businesses, wireless service providers, Internet service providers, application service providers, web hosting service providers, resellers, cable television companies, other communications service providers, large businesses and their branch offices, small businesses, and home offices, as well as government, education, and utility organizations.

METRO AND ENTERPRISE NETWORKS

     Our Metro and Enterprise Networks segment includes a range of Optical Ethernet solutions; packet switching and routing solutions, such as data switching systems, aggregation products, virtual private network gateways, and routers; circuit to packet network solutions, such as enterprise telephone systems, digital switching systems, business solutions and applications; network management software; and related professional services.

WIRELESS NETWORKS

     Our Wireless Networks segment provides solutions that support the Time Division Multiple Access (TDMA), Code Division Multiple Access (CDMA), Global System for Mobile communications (GSM), General Packet Radio Standard (GPRS), and Universal Mobile Telecommunications Systems (UMTS) standards, to enable end users to be mobile while they send and receive voice and data communications using a wireless device. These solutions include radio access network equipment for wireless networks, key network elements of which are base station transceivers and base station controllers; core network equipment for wireless networks, key network elements of which are mobile switching centers and home location registers; and related professional services.

OPTICAL LONG-HAUL NETWORKS

     Our Optical Long-Haul Networks segment includes optical long-haul networking solutions designed to provide long-distance, high-capacity transport and switching of data, voice, and multimedia communications signals for operators of land-based and submarine communications networks, including Dense Wave Division Multiplexing (DWDM) transmission solutions; synchronous optical transmission solutions; optical switching solutions; network management software; optical components for long-distance optical networks, including optical transmitters, optical receivers, lasers, tunable lasers, amplifiers, pump modules, integrated circuits, and other modules and devices for long-haul optical networking; and related engineering, installation, and support services. We refer you to "Recent Developments -- Realignment of Optical Long-Haul Business and Related Charges" below.

                            OUR CORPORATE STRUCTURE

     We are a holding company formed in connection with a Canadian court-approved plan of arrangement, which became effective May 1, 2000, involving Nortel Networks Corporation (then a newly formed Canadian corporation), its principal direct operating subsidiary, Nortel Networks Limited (the corporation previously known as Nortel Networks Corporation) and a then significant shareholder of Nortel Networks Limited. As a result of the plan of arrangement, we acquired and continue to hold all of Nortel Networks Limited's issued and outstanding common shares (which at that time ceased to be publicly traded) and Nortel Networks Limited and its subsidiaries became our direct and indirect subsidiaries, respectively. We also assumed Nortel Networks Limited's financial reporting history effective May 1, 2000 for financial reporting purposes. As a result, we deem Nortel Networks Limited's consolidated business activities prior to May 1, 2000 to represent our consolidated business activities as if Nortel Networks Corporation and Nortel Networks Limited had historically been the same entity.

     The mailing address of our principal executive offices is 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada, L6T 5P6 and the telephone number is (905) 863-0000.

                              RECENT DEVELOPMENTS

REALIGNMENT OF OPTICAL LONG-HAUL BUSINESS AND RELATED CHARGES

     On May 29, 2002, we announced plans to further realign our Optical Long-Haul business, including optical components, to the current market conditions because we do not expect a meaningful recovery in the optical long-haul market before late 2003 or early 2004. We plan to streamline the business and focus on the capabilities that will be required when increased spending in the optical long-haul market is expected to resume, including optical switching (specifically our OPTera HDX/DX products), next generation photonic transport capabilities and end-to-end network management and intelligence. Our realignment plan includes the potential sale and/or resizing of our optical components business.

     The realignment of our Optical Long-Haul business, including optical components, is expected to be completed by the end of the third quarter of 2002 and is intended to impact approximately 3,500 related workforce positions. We plan to record charges of approximately $600 million relating to the realignment, the majority of which are expected to be recorded in the second and third quarters of 2002. We expect that the cash component of this charge will be up to $200 million. These charges are incremental to the expected charge of approximately $150 million to be taken in the second quarter of 2002 related to previously announced workforce reductions.

     For further information, please refer to the Current Report on Form 8-K or the Material Change Report, each of which we filed on May 29, 2002 and which are incorporated by reference in this prospectus supplement. See "Where You Can Find More Information" in the accompanying prospectus.

AMENDMENT AND EXTENSION OF APRIL 2001 REVOLVING BANK CREDIT FACILITIES

     On April 10, 2002, we announced that, effective April 8, 2002, our subsidiaries, Nortel Networks Limited and Nortel Networks Inc., amended and extended their April 2001 364-day syndicated credit facilities to April 7, 2003 with no additional term-out period thereafter. The amendment reduced the size of the April 2001 364-day syndicated credit facilities to $1.175 billion from $1.750 billion. As of the date of this prospectus supplement, no amounts were outstanding under such facilities. The borrowers under the syndicated credit facilities are in compliance with the terms of such facilities and none of the proceeds of this offering of common shares or the concurrent offering of equity units will be applied to reduce such facilities.

DEBT RATING DOWNGRADES

     On April 4, 2002, Moody's Investors Services, Inc. lowered Nortel Networks Limited's U.S. senior long-term debt rating to Ba3 from Baa3. On April 9, 2002, Standard & Poor's Ratings Service also lowered its long-term credit rating for Nortel Networks Limited to BB- from BBB-. As a result, the borrowers' obligations under all of our subsidiaries' syndicated credit facilities, as well as those under our outstanding public debt and the outstanding public debt of certain of our subsidiaries, are currently secured by liens on substantially all of the assets of Nortel Networks Limited and those of most of its U.S. and Canadian subsidiaries and pledges of shares of some of Nortel Networks Limited's other subsidiaries. In addition, some of Nortel Networks Limited's other subsidiaries have guaranteed the borrowers' obligations under the syndicated credit facilities, our outstanding public debt and the outstanding public debt of certain of our subsidiaries.

                         THE OFFERING OF COMMON SHARES

Securities Offered............   550,000,000 common shares.

Initial Public Offering
Price.........................   $1.41 in the United States and internationally,
                                 outside Canada, and C$2.17 in Canada. The initial public offering price in Canada, payable in Canadian dollars, is the approximate equivalent of the initial public offering price in the United States, based on prevailing U.S.
                                 to Canadian dollar exchange rates as of the date of this prospectus supplement.

Common Shares to be
Outstanding   after the
Offering......................   Approximately 3.756 billion common shares. This
                                 number does not include the 82.5 million common shares issuable upon exercise of the over-allotment option as described under
                                 "Underwriting" in this prospectus supplement.
                                 This number also does not include (i) up to approximately 301.7 million common shares issuable under employee stock option plans (as of April 30, 2002), (ii) up to 180 million common shares that may be issued upon conversion of our 4.25% convertible senior notes guaranteed by Nortel Networks Limited or
                                 (iii) up to approximately 582.6 million common shares to be issued and delivered upon settlement of the prepaid forward purchase contracts, which we refer to as purchase contracts, evidenced by the equity units that may be sold concurrently with this offering
                                 (assuming the underwriters of the equity units offering exercise their over-allotment option in full).

Listing.......................   Our common shares are listed on the New York
                                 Stock Exchange and the Toronto Stock Exchange under the symbol "NT".

Use of Proceeds...............   We expect to receive approximately $743.3
                                 million of net proceeds from this offering
                                 (including the approximate U.S. dollar
                                 equivalent of net proceeds received in Canadian dollars from sales made in Canada based on prevailing U.S. to Canadian dollar exchange rates as of the date of this prospectus supplement) after deducting underwriters' commissions and estimated offering expenses
                                 (approximately $855.0 million if the
                                 over-allotment option is exercised in full).
                                 The net proceeds we receive from the sale of our common shares and the net proceeds we may receive from the concurrent offering described below will be used by us or advanced to, or otherwise invested in, our subsidiaries, in each case for general corporate purposes. We refer you to "Use of Proceeds" in this prospectus supplement.

                      CONCURRENT OFFERING OF EQUITY UNITS

     Concurrently with this offering of common shares, an aggregate of 25,000 equity units are being offered by means of a separate prospectus supplement. Up to an additional 3,750 equity units will be sold if the underwriters for that offering exercise their option to purchase additional purchase contracts from us to create a maximum aggregate of 28,750 equity units. Each equity unit will initially evidence its holder's ownership of (a) a purchase contract of Nortel Networks Corporation entitling the holder to receive a number of our common shares on August 15, 2005 (or on an earlier date if an acceleration event occurs prior to the settlement date of such purchase contracts or if the holder has elected an early settlement option) determined by reference to a settlement rate as described below, and (b) specified zero-coupon U.S. treasury securities that mature on a semi-annual basis from February 15, 2003 through August 15, 2005 (together with that holder's pro rata portion of zero-coupon U.S. treasury securities that mature on August 15, 2002). The settlement rate, and therefore the number of common shares that a holder will receive on settlement of a purchase contract, will depend on the average of the closing prices of our common shares on the New York Stock Exchange during a period shortly before the settlement date under each purchase contract. The aggregate number of common shares to be issued upon settlement of a purchase contract will, subject to some anti-dilution adjustments, be not more than 582,564,700 (assuming the underwriters for the equity units offering exercise their over-allotment option in full) and, assuming no early settlement of purchase contracts prior to February 15, 2003, not less than 422,148,250 (assuming no exercise of the over-allotment option). The closings of the two offerings are not conditioned on each other, and we cannot assure you that the concurrent equity unit offering will be completed.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes thereto prepared in accordance with U.S. GAAP and our consolidated financial statements and the related notes thereto prepared in accordance with Canadian GAAP, all of which are incorporated by reference herein. The data as at December 31, 2001 and for each of the years in the three-year period ended December 31, 2001 have been derived from our audited consolidated financial statements.

     Our U.S. GAAP and Canadian GAAP interim consolidated balance sheets as at March 31, 2002 and interim consolidated financial statements of operations for the three months ended March 31, 2002 and 2001 are unaudited and include, in our opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited periods. You should not rely on interim results as being indicative of results we may expect for the full year.

                 SUMMARY U.S. GAAP CONSOLIDATED FINANCIAL DATA
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                YEAR ENDED              THREE MONTHS
                                                               DECEMBER 31,            ENDED MARCH 31,
                                                       ----------------------------   -----------------
                                                        1999      2000       2001      2001      2002
                                                       -------   -------   --------   -------   -------
RESULTS OF OPERATIONS DATA
Revenues.............................................  $19,628   $27,948   $ 17,511   $ 5,751   $ 2,912
Cost of revenues.....................................   10,781    15,114     14,167     3,893     2,154
                                                       -------   -------   --------   -------   -------
Gross profit.........................................    8,847    12,834      3,344     1,858       758
Sales, general and administrative expense (excluding
  stock option compensation).........................    3,780     5,416      5,911     1,341       744
Research and development expense.....................    2,724     3,633      3,224       943       595
In-process research and development expense..........      252     1,415         15        15        --
Amortization of intangibles
  Acquired technology................................      686       852        807       274        43
  Goodwill...........................................    1,178     3,720      4,148     1,592        --
Stock option compensation............................       --       134        109        34        25
Special charges......................................      125       267     15,781       355       487
Loss (gain) on sale of businesses....................     (131)     (174)       112        --       (14)
                                                       -------   -------   --------   -------   -------
  Operating income (loss)............................      233    (2,429)   (26,763)   (2,696)   (1,122)
Equity in net earnings (loss) of associated
  companies..........................................       41       (29)      (134)      (16)       (4)
Other income (expense) -- net........................      209       809       (351)       97       (19)
Interest expense
  Long-term debt.....................................      (93)      (86)      (196)      (39)      (58)
  Other..............................................      (71)      (83)      (115)      (16)      (12)
                                                       -------   -------   --------   -------   -------
Earnings (loss) from continuing operations before
  income taxes.......................................      319    (1,818)   (27,559)   (2,670)   (1,215)
Income tax benefit (provision).......................     (576)   (1,177)     3,252       301       374
                                                       -------   -------   --------   -------   -------
Net loss from continuing operations..................     (257)   (2,995)   (24,307)   (2,369)     (841)
Net loss from discontinued operations -- net of
  tax................................................      (94)     (475)    (3,010)     (226)       --
                                                       -------   -------   --------   -------   -------
Net loss before cumulative effect of accounting
  change.............................................     (351)   (3,470)   (27,317)   (2,595)     (841)
Cumulative effect of accounting change -- net of tax
  of $9..............................................       --        --         15        15        --
                                                       -------   -------   --------   -------   -------
Net loss.............................................     (351)   (3,470)   (27,302)   (2,580)     (841)
                                                       =======   =======   ========   =======   =======
Basic and diluted loss per common share:
  From continuing operations.........................    (0.10)    (1.01)     (7.62)    (0.75)    (0.26)
  From discontinued operations.......................    (0.03)    (0.16)      (.94)    (0.07)       --
                                                       -------   -------   --------   -------   -------
Basic and diluted loss per common share..............    (0.13)    (1.17)     (8.56)    (0.82)    (0.26)
                                                       =======   =======   ========   =======   =======
Dividends declared per common share..................   0.0750    0.0750     0.0375   0.01875        --
                                                       =======   =======   ========   =======   =======

                                                        AS AT DECEMBER 31, 2001   AS AT MARCH 31, 2002
                                                        -----------------------   --------------------
BALANCE SHEET DATA
Cash and cash equivalents.............................          $ 3,513                 $ 3,089
Total assets..........................................           21,137                  19,936
Notes payable.........................................              426                     406
Long-term debt........................................            4,478                   4,401
Minority interest in subsidiary companies.............              637                     631
Common shareholders' equity...........................            4,824                   3,990

                                                       YEAR ENDED             THREE MONTHS ENDED
                                                      DECEMBER 31,                MARCH 31,
                                               --------------------------     ------------------
                                                1999      2000      2001       2001        2002
                                               ------    ------    ------     -------     ------
SUPPLEMENTAL DATA
Amortization and depreciation................  $2,407    $5,340    $5,699     $2,064      $ 199
Expenditures for plant and equipment.........     795     1,876     1,300        563        103
Net cash from (used in) operating activities
  of continuing operations...................   1,617       824       425       (881)      (432)

               SUMMARY CANADIAN GAAP CONSOLIDATED FINANCIAL DATA
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                      YEAR ENDED            THREE MONTHS ENDED
                                                     DECEMBER 31,               MARCH 31,
                                             ----------------------------   ------------------
                                              1999      2000       2001       2001      2002
                                             -------   -------   --------   --------   -------
RESULTS OF OPERATIONS DATA
Revenues...................................  $20,558   $27,966   $ 17,531   $  5,755   $ 2,912
Cost of revenues...........................   11,315    15,124     14,170      3,894     2,160
                                             -------   -------   --------   --------   -------
Gross profit...............................    9,243    12,842      3,361      1,861       752
Sales, general and administrative
  expense..................................    3,903     5,421      5,880      1,348       754
Research and development expense...........    2,650     3,482      3,070        907       570
Amortization of intangibles
  In-process research and development......      722     1,250        216        158        --
  Acquired technology......................      686       852        803        274        41
  Goodwill.................................      610     3,916      3,929      1,621        --
Stock option compensation..................       --        99         --         --        --
Special charges............................      174       269     16,169        355       487
Loss (gain) on sale of businesses..........     (131)     (174)       112         --        (8)
                                             -------   -------   --------   --------   -------
  Operating income (loss)..................      629    (2,273)   (26,818)    (2,802)   (1,092)
Equity in net loss of associated
  companies................................      (13)      (30)      (135)       (15)       (6)
Other income (expense) -- net..............      189       816       (348)        99       (15)
Interest expense
  Long-term debt...........................     (101)      (86)      (222)       (39)      (75)
  Other....................................      (71)      (83)      (115)       (16)      (12)
                                             -------   -------   --------   --------   -------
Earnings (loss) from continuing operations
  before income taxes......................      633    (1,656)   (27,638)    (2,773)   (1,200)
Income tax benefit (provision).............     (734)     (883)     3,164        346       352
                                             -------   -------   --------   --------   -------
Net loss from continuing operations........     (101)   (2,539)   (24,474)    (2,427)     (848)
Net loss from discontinued
  operations -- net of tax.................      (96)     (418)    (2,972)      (218)       --
                                             -------   -------   --------   --------   -------
Net loss...................................     (197)   (2,957)   (27,446)    (2,645)     (848)
                                             =======   =======   ========   ========   =======
Basic and diluted loss per common share:
  From continuing operations...............    (0.04)    (0.86)     (7.67)     (0.77)    (0.26)
  From discontinued operations.............    (0.03)    (0.14)     (0.93)     (0.07)       --
                                             -------   -------   --------   --------   -------
Basic and diluted loss per common share....    (0.07)    (1.00)     (8.60)     (0.84)    (0.26)
                                             =======   =======   ========   ========   =======
Dividends declared per common share........   0.0750    0.0750     0.0375    0.01875        --
                                             =======   =======   ========   ========   =======

                                                        AS AT DECEMBER 31, 2001   AS AT MARCH 31, 2002
                                                        -----------------------   --------------------
BALANCE SHEET DATA
Cash and cash equivalents.............................          $ 3,523                 $ 3,094
Total assets..........................................           20,251                  18,975
Notes payable.........................................              429                     410
Long-term debt........................................            4,008                   3,963
Minority interest in subsidiary companies.............              637                     631
Common shareholders' equity...........................            4,431                   3,586

                                                       YEAR ENDED             THREE MONTHS ENDED
                                                      DECEMBER 31,                MARCH 31,
                                               --------------------------     ------------------
                                                1999      2000      2001       2001        2002
                                               ------    ------    ------     -------     ------
SUPPLEMENTAL DATA
Amortization and depreciation................  $2,581    $6,792    $5,691     $2,263      $ 197
Expenditures for plant and equipment.........     823     1,876     1,300        563        103
Net cash from (used in) operating activities
  of continuing operations...................   1,515       672       534       (832)      (439)

                                  RISK FACTORS

     An investment in our common shares involves significant risks. Accordingly, you should consider carefully the risks described below and under "Risk Factors" beginning on page 4 of the accompanying prospectus before you make any decision to invest in the common shares.

OUR COMMON SHARE PRICE HAS HISTORICALLY BEEN VOLATILE AND THIS VOLATILITY COULD AFFECT THE TRADING OF OUR COMMON SHARES.

     It is impossible to predict whether the market price of our common shares will rise or fall. Our common shares have experienced, and may continue to experience, substantial market price volatility, including decreases, particularly as a result of variations between our actual and our anticipated financial results and the published expectations of analysts and as a result of announcements by our competitors and us. Our credit quality, operating results and prospects and other factors, including any potential exclusion of our common shares from any widely followed stock market indices, will affect the market price of our common shares. These factors, as well as general economic and political conditions, may in turn have a material adverse effect on the market price of our common shares. In addition, the stock markets have experienced extreme price fluctuations that have affected the market price of many technology and telecommunications companies in particular. These price fluctuations have in some cases been unrelated to the operating performance of these companies. A major decline in the capital markets generally, or in the market price of our common shares or other securities, may negatively impact our ability to raise capital, issue debt, retain employees, or make future strategic acquisitions. For historical data on the price of our common shares, we refer you to "Price Range of Our Common Shares" in this prospectus supplement.

THE ISSUANCE OF EQUITY UNITS MAY HAVE AN ADVERSE EFFECT ON THE MARKET FOR OUR COMMON SHARES.

     Concurrently with this offering of common shares, an aggregate of 25,000 equity units are being offered by means of a separate prospectus supplement. Up to an additional 3,750 equity units will be sold if the underwriters for that offering exercise their option to purchase additional purchase contracts from us to create a maximum aggregate of 28,750 equity units. Under the purchase contracts evidenced by the equity units, we will be obligated to issue upon settlement on August 15, 2005 (or on an earlier date if an acceleration event occurs prior to the settlement date of such purchase contracts or if the holder has elected an early settlement option), up to a maximum of 506,578,000 common shares (582,564,700 common shares or 18.2% of our outstanding common shares at April 30, 2002, if the underwriters for that offering exercise their over-allotment option in full), subject to some anti-dilution adjustments. We cannot predict accurately how or whether investors in the equity units will resell our common shares. Any market that develops for the equity units is likely to influence and be influenced by the market for our common shares. For example, the requirement that we deliver common shares upon settlement of the purchase contracts could cause the price of our common shares to be unstable or to decline. The following factors could also affect the price of our common shares:

     - sales of our common shares by investors who prefer to invest in us by investing in the equity units;

     - hedging an investment in the equity units by selling our common shares;
       and

     - arbitrage trading activity between the equity units and our common shares.

                                USE OF PROCEEDS

     We expect to receive approximately $743.3 million of net proceeds (including the approximate U.S. dollar equivalent of net proceeds received in Canadian dollars from sales made in Canada based on prevailing U.S. to Canadian dollar exchange rates as of the date of this prospectus supplement) from this offering of common shares after deducting the underwriters' commissions and estimated offering expenses (approximately $855.0 million if the over-allotment option is exercised in full). If the concurrent offering of equity units is completed, we expect to receive approximately $540.4 million of net proceeds from the sale of the purchase contracts evidenced by the equity units after deducting the underwriters' commissions and estimated offering expenses (approximately $621.8 million if the over-allotment option for that offering is exercised in full). The net proceeds we receive from each of the offerings will be used by us or advanced to, or otherwise invested in, our subsidiaries, in each case for general corporate purposes. The closings of the two offerings are not conditioned on each other, and we cannot assure you that the concurrent equity units offering will be completed.

                                 CAPITALIZATION

     The following tables set forth our capitalization as of March 31, 2002, on a historical basis, as adjusted to give effect to this offering of common shares and as further adjusted to give effect to both this offering of common shares and the sale of purchase contracts as part of the concurrent offering of equity units (including the issuance of the maximum number of our common shares issuable under the purchase contracts) and the application of the net proceeds of these offerings as described under "Use of Proceeds." The closings of the two offerings are not conditioned on each other, and we cannot assure you that the concurrent equity units offering will be completed. You should read the U.S. GAAP historical financial information in conjunction with our Form 10-Q for the three months ended March 31, 2002, including our U.S. GAAP interim unaudited consolidated financial statements for such period included therein, and the Canadian GAAP historical information in conjunction with our Canadian GAAP interim unaudited consolidated financial statements for the three months ended March 31, 2002, in each case incorporated by reference in this prospectus supplement.

                                                                U.S. GAAP AS AT MARCH 31, 2002
                                                        ----------------------------------------------
                                                                         (UNAUDITED)
                                                                                      AS ADJUSTED FOR
                                                                                     THIS OFFERING AND
                                                                                      THE CONCURRENT
                                                                   AS ADJUSTED FOR     EQUITY UNITS
                                                         ACTUAL     THIS OFFERING       OFFERING(1)
                                                        --------   ---------------   -----------------
                                                                (IN MILLIONS OF U.S. DOLLARS)
Long-term debt (including current portion)............  $  4,401      $  4,401           $  4,401
Minority interest in subsidiary companies.............       631           631                631
Common shareholders' equity
  Common shares, without par value -- authorized
     shares: unlimited; issued and outstanding shares:
     3,215,780,142; as adjusted 3,765,780,142 and as
     further adjusted 4,272,358,142...................    32,968        33,711             33,711
  Additional paid-in capital..........................     3,207         3,207              3,207
  Common share forward purchase contracts.............        --            --                540
  Deferred stock option compensation..................      (161)         (161)              (161)
  Deficit.............................................   (30,992)      (30,992)           (30,992)
  Accumulated other comprehensive loss................    (1,032)       (1,032)            (1,032)
                                                        --------      --------           --------
     Total capitalization.............................  $  9,022      $  9,765           $ 10,305
                                                        ========      ========           ========

                                                              CANADIAN GAAP AS AT MARCH 31, 2002
                                                        ----------------------------------------------
                                                                         (UNAUDITED)
                                                                                      AS ADJUSTED FOR
                                                                                     THIS OFFERING AND
                                                                                      THE CONCURRENT
                                                                   AS ADJUSTED FOR     EQUITY UNITS
                                                         ACTUAL     THIS OFFERING       OFFERING(1)
                                                        --------   ---------------   -----------------
                                                                (IN MILLIONS OF U.S. DOLLARS)
Long-term debt (including current portion)............  $  3,963      $  3,963           $  3,963
Minority interest in subsidiary companies.............       631           631                631
Common shareholders' equity
  Common shares, without par value -- authorized
     shares: unlimited; issued and outstanding shares:
     3,215,780,142; as adjusted 3,765,780,142 and as
     further adjusted 4,272,358,142...................    32,114        32,857             32,857
  Contributed surplus.................................     2,524         2,524              2,524
  Common share forward purchase contracts.............        --            --                540
  Deficit.............................................   (30,586)      (30,586)           (30,586)
  Foreign currency translation adjustment.............      (941)         (941)              (941)
  Equity component of convertible senior notes........       475           475                475
                                                        --------      --------           --------
     Total capitalization.............................  $  8,180      $  8,923           $  9,463
                                                        ========      ========           ========

---------------

(1) We will only receive the net proceeds from the sale of the purchase contracts evidenced by the equity units.

                                DIVIDEND POLICY

     On June 15, 2001, we announced that our board of directors had decided to discontinue future common share dividends after payment of the common share dividend on June 29, 2001.

                        PRICE RANGE OF OUR COMMON SHARES

     Our common shares are traded on the New York Stock Exchange and the Toronto Stock Exchange. The following table sets forth the range of high and low sales prices of trading in our common shares on the New York Stock Exchange composite tape and on the Toronto Stock Exchange for the periods indicated (adjusted for stock splits, stock dividends and the impact of the plan of arrangement). On June 6, 2002, the closing price of our common shares on the New York Stock Exchange was $1.41 per share and on the Toronto Stock Exchange was C$2.22 per share.

     Past performance is not necessarily indicative of future price performance. You should obtain current market quotations for our common shares.

                                                      NEW YORK STOCK
                                                         EXCHANGE        TORONTO STOCK EXCHANGE
                                                    ------------------   ----------------------
                                                     HIGH        LOW        HIGH         LOW
                                                    -------    -------   ----------   ---------
                                                    (IN U.S. DOLLARS)    (IN CANADIAN DOLLARS)
1999  First Quarter..............................   $15.936    $12.531    C$24.125    C$19.000
      Second Quarter.............................    22.000     15.360      32.250      23.100
      Third Quarter..............................    25.938     19.906      38.100      29.800
      Fourth Quarter.............................    55.000     24.781      74.950      36.600
2000  First Quarter..............................    72.095     37.750     105.675      61.750
      Second Quarter.............................    71.250     44.375     105.000      65.275
      Third Quarter..............................    89.000     57.970     124.500      86.500
      Fourth Quarter.............................    70.000     30.000     105.750      46.250
2001  First Quarter..............................    40.500     13.100      61.100      20.520
      Second Quarter.............................    18.500      7.620      29.000      11.750
      Third Quarter..............................     9.360      4.760      14.000       7.500
      Fourth Quarter.............................     9.050      4.900      14.240       7.700
2002  First Quarter..............................     8.771      4.220      13.990       6.750
      Second Quarter (through June 6, 2002)......     4.730      1.400       7.550       2.160

     As of April 30, 2002, approximately 208,000 registered shareholders held 100 percent of our outstanding common shares. This included The Canadian Depository for Securities Limited and The Depository Trust Company, which held a total of approximately 94 percent of our outstanding common shares on behalf of other beneficial shareholders.

                      U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of the principal U.S. federal income tax consequences of the ownership and disposition of our common shares. The discussion is addressed to U.S. holders, which we define below, who purchase common shares in the initial offering and hold the common shares as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended, treasury regulations (including proposed treasury regulations), Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect.

     This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, such as holders who are subject to special tax treatment (for example, (1) banks, regulated investment companies, insurance companies, dealers in securities or currencies, entities that are treated as partnerships for U.S. federal income tax purposes, or tax-exempt organizations, (2) persons holding common shares as part of a straddle, hedge, conversion transaction or other integrated investment, or (3) U.S. holders, whose functional currency is not the U.S. dollar), nor does it address alternative minimum taxes or state, local, estate or foreign taxes.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL, ESTATE OR FOREIGN TAX LAWS.

CONSEQUENCES TO U.S. HOLDERS

     The following is a discussion of U.S. federal income tax considerations relevant to a U.S. holder of common shares. For purposes of this discussion, the term "U.S. holder" means (1) a person who is a citizen or resident of the United States, (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, in each case, that is created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

  Distributions with Respect to Our Common Shares, Foreign Source Income and Foreign Tax Credits

     The gross amount of any cash dividends paid by us with respect to our common shares, including the amount of any Canadian taxes withheld from these dividends, generally will be includible in the gross income of a U.S. holder to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be foreign source dividend income and will not be eligible for the dividends received deduction allowed to U.S. corporations with respect to shares of other U.S. corporations. Canadian withholding tax at the legally applicable rate will be treated as foreign income tax which U.S. holders may elect to deduct in computing their taxable income or, subject to the complex limitations on foreign tax credits generally, credit against their U.S. federal income tax liability. Dividends on the common shares generally will constitute passive income or, in some cases, financial services income for U.S. foreign tax credit purposes. Foreign tax credits will not be allowed for withholding taxes imposed in respect of some short-term or hedged positions in the common shares or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial in relation to those non-U.S. taxes. You should consult your own advisors concerning the implications of these rules in light of your particular circumstances. We also refer you to "Dividend Policy" in this prospectus supplement.

     Distributions of our common shares to U.S. holders that are made as part of a pro rata distribution to all holders of our common shares generally will not be subject to U.S. federal income tax.

  Dispositions of Our Common Shares

     Assuming that our common shares are held as a capital asset, gain or loss realized by a U.S. holder on the sale or other disposition of the common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. holder's tax basis in the common shares and the amount realized on the disposition. This gain or loss will be long-term capital gain or loss only if the common shares were held for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

CONSEQUENCES TO NON-U.S. HOLDERS

     The following discussion is addressed to non-U.S. holders. A "non-U.S. holder" is a holder of our common shares that is not a U.S. holder as defined under "-- Consequences to U.S. Holders" above and is not a partnership.

  U.S. Federal Withholding Tax

     In general, U.S. federal withholding tax will not apply to any gain realized by a non-U.S. holder on the disposition of the common shares. Dividend payments to a non-U.S. holder in respect of our common shares will similarly not be subject to U.S. federal withholding tax.

  U.S. Federal Income Tax

     If a non-U.S. holder is engaged in a trade or business in the United States and dividends received in respect of our common shares are effectively connected with the conduct of that trade or business, the non-U.S. holder will be subject to U.S. federal income tax (but not withholding tax) on the dividends on a net income basis in the same manner as if such non-U.S. holder were a U.S. holder.

     Any gain realized on the disposition of common shares generally will not be subject to U.S. federal income tax unless:

     - that gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S.; or

     - the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and other conditions are met.

  Backup Withholding Tax and Information Reporting

     U.S. Holders. Unless a U.S. holder is an exempt recipient, such as a corporation, dividends paid on our common shares and proceeds from the sale or disposition of our common shares may be subject to information reporting and may also be subject to U.S. federal backup withholding tax if such U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S. holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

     Non-U.S. Holders. In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder, provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. holder.

           CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR NON-RESIDENTS

     The following is a general summary of the principal Canadian federal income tax consequences generally applicable to a holder of our common shares who acquires our common shares pursuant to this prospectus supplement and who, for purposes of the Income Tax Act (Canada), which we refer to as the Tax Act, and at all relevant times, holds our common shares as capital property but not as "designated insurance property" as provided in the Tax Act, is not affiliated with us and deals with us at arm's length, is not resident or deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the common shares in carrying on business in Canada. Special rules, not discussed in this summary, may apply to non-resident insurers that carry on an insurance business in Canada and elsewhere. Holders that are insurers should consult their own tax advisors.

     This summary is based upon the current provisions of the Tax Act, the regulations thereunder, and the current published administrative and assessing practices of the Canada Customs and Revenue Agency, which we refer to as the CCRA. This summary takes into account all specific proposals to amend the Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to as the proposed amendments) and assumes that all such proposed amendments will be enacted in their present form. This summary does not otherwise take into account or anticipate any changes to the Tax Act, the regulations thereunder, or administrative and assessing practices relating to any of the foregoing, whether by legislative, governmental or judicial decision or action.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE AND SHOULD NOT BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY PROSPECTIVE HOLDER. THIS SUMMARY DOES NOT TAKE INTO ACCOUNT PROVINCIAL, TERRITORIAL OR FOREIGN TAX CONSIDERATIONS, WHICH MAY VARY FROM THE CANADIAN FEDERAL INCOME TAX CONSIDERATIONS DESCRIBED HEREIN. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Dividends on Our Common Shares

     Dividends paid or credited, or deemed to be paid or credited, on our common shares to a holder will be subject to Canadian withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. We refer you to "Dividend Policy."

     Generally, a holder who is, for purposes of the Canada-United States Income Tax Convention, 1980, which we refer to as the Convention, a resident of the United States and the beneficial owner of dividends on our common shares will be subject to Canadian withholding tax on dividends, including stock dividends, paid or credited, or deemed under the Tax Act to be paid or credited, by us to the holder at a rate of 15% of the gross amount of such dividends (except that where such beneficial owner is a corporation and owns at least 10% of our voting stock, the rate of withholding tax is reduced to 5%). Dividends paid or credited to a holder that is a United States tax-exempt organization as described in
Article XXI of the Convention will generally not be subject to Canadian withholding tax provided certain administrative procedures are observed. Holders to whom these treaty benefits may be applicable should consult their own tax advisors.

Disposition of Our Common Shares

     A holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a common share unless the common share is "taxable Canadian property" to the holder. Provided the common shares are listed at all times on a prescribed stock exchange (which currently includes the New York Stock Exchange and the Toronto Stock Exchange), the common shares will not be "taxable Canadian property" to a holder unless the holder, either alone or together with persons with whom the holder does not deal at arm's length for purposes of the Tax Act, at any time within the 60 month period immediately preceding the disposition, owned 25% or more of the issued shares of any class or series of our shares. For this purpose, it is the position of the CCRA that holders of an interest in or an option to acquire our capital stock will be considered to hold shares to which such interest or option relates.

     Where a common share is taxable Canadian property to the holder and the holder is entitled to exemptions available under an applicable income tax treaty or convention, then, subject to the terms of the applicable treaty or convention, the holder will generally be exempt from tax in respect of the disposition of the common shares. Holders to whom common shares are taxable Canadian property should consult their own tax advisors.

                                  UNDERWRITING

     Under the terms and conditions contained in an underwriting agreement dated June 6, 2002, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and RBC Dominion Securities Inc. are acting as representatives, the following respective numbers of our common shares:

                                                                NUMBER OF
UNDERWRITER                                                   COMMON SHARES
-----------                                                   -------------
Credit Suisse First Boston Corporation......................   182,875,000
RBC Dominion Securities Inc.................................   182,875,000
J.P. Morgan Securities Inc..................................    27,500,000
Salomon Smith Barney Inc....................................    27,500,000
CIBC World Markets Corp.....................................    26,950,000
ABN AMRO Rothschild LLC.....................................    16,500,000
HSBC Securities (USA) Inc...................................    16,500,000
SG Cowen Securities Corporation.............................    16,500,000
TD Securities Inc...........................................    16,500,000
BMO Nesbitt Burns Inc.......................................    12,100,000
National Bank Financial Inc.................................    12,100,000
Scotia Capital Inc..........................................    12,100,000
                                                               -----------
  Total.....................................................   550,000,000
                                                               ===========

     The underwriting agreement provides that the underwriters are obligated to purchase from us all of the common shares if any are purchased, other than those common shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common shares may be terminated. The obligations of the underwriters under the underwriting agreement are subject to conditions which must be satisfied by us at or prior to closing and may be terminated on the occurrence of certain stated events.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an additional 82,500,000 common shares at the initial public offering price less the underwriting commissions. This option may be exercised only to cover any over-allotments of common shares.

     This offering is being made concurrently in the United States, in all provinces and territories of Canada and internationally. U.S. broker/dealer affiliates or Canadian securities dealer affiliates of certain underwriters named above may sell common shares in the United States or in Canada, as the case may be, in each case in accordance with applicable law.

     The underwriters propose to offer our common shares initially at the public offering price set forth on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.0338 per common share. After the underwriters have made a reasonable effort to sell the common shares at the initial public offering price, the representatives may change the offering price and the concession from time to time to an amount not greater than the initial public offering price. In such an event, the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the common shares is less than the gross proceeds paid by the underwriters to us for the common shares.

     The following table summarizes the underwriting commissions paid by us and the estimated expenses payable by us in connection with this offering of common shares. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

                                         Per Common Share                        Total
                                  -------------------------------   -------------------------------
                                     Without            With           Without            With
                                  Over-allotment   Over-allotment   Over-allotment   Over-allotment
                                  --------------   --------------   --------------   --------------
Underwriting commissions paid by
  us............................     $0.0564          $0.0564        $31,020,000      $35,673,000
Expenses payable by us..........     $0.0022          $0.0019        $ 1,200,000      $ 1,200,000

     The public offering price in the United States and internationally outside Canada is payable in U.S. dollars. The public offering price in Canada is payable in Canadian dollars. For purposes of the offering in Canada, the relevant dollar amounts, including the initial public offering price, would be the approximate equivalent of the amounts applicable in the United States based on prevailing U.S. to Canadian dollar exchange rates as of the date of this prospectus supplement.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the U.S. Securities Act of 1933, which we refer to as the Securities Act, relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares or warrants or other rights to purchase our common shares, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation and RBC Dominion Securities Inc., for a period of 60 days after the date of this prospectus supplement, except (1) issuances required in connection with earnout payments for acquisitions prior to the date hereof, (2) issuances of stock options or our common shares upon exercise of stock options or otherwise pursuant to compensation arrangements existing on the date hereof, (3) issuances upon the exercise of any outstanding securities or rights convertible, exchangeable or exercisable for our common shares, (4) issuances of rights under our shareholder rights plan and the common shares issuable upon exercise of those rights, or (5) the issuance of purchase contracts, or our common shares upon settlement of purchase contracts, in connection with the concurrent offering of equity units.

     Our directors and certain of our executive officers have agreed that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for, or entitling them to receive, any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation and RBC Dominion Securities Inc., for a period of 60 days after the date of this prospectus supplement.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act and Canadian securities laws or to contribute to payments which they may be required to make in that respect.

     The price paid by the underwriters to us for the common shares was arrived at by negotiation between us and the representatives.

     In connection with this offering, the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the U.S. Securities Exchange Act of 1934, which we refer to as the Exchange Act.

     - Over-allotment involves sales by the underwriters of common shares in excess of the number of common shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters is not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares that may be purchased from us pursuant to the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing common shares in the open market.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option. If the underwriters sell more common shares than could be covered by the over-allotment option, which we refer to as a naked short position, the position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange, the Toronto Stock Exchange or in the over-the-counter market and, if commenced, may be discontinued at any time.

     Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the underwriters may not, throughout the period of distribution under this offering of common shares, bid for or purchase common shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities.

     The underwriters have not offered or sold, and prior to the expiry of a period of six months from the closing date, will not offer or sell any common shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

     The underwriters have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by them in connection with the issue or sale of any common shares in circumstances in which section 21(1) of the FSMA does not apply to Nortel Networks Corporation.

     The underwriters have complied and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the common shares in, from or otherwise involving the United Kingdom.

     The U.S. and Canadian bank affiliates of the underwriters are among the lenders who provide, in the aggregate, approximately $3.636 billion in credit facilities, under which Nortel Networks Limited and certain of its subsidiaries are borrowers, which we refer to as the credit facilities. The credit facilities include $3.5 billion in syndicated credit facilities, under which Nortel Networks Limited and Nortel Networks Inc. are borrowers, which we refer to as the syndicated credit facilities. Consequently, under applicable Canadian securities legislation, we may be considered to be a connected issuer of the underwriters. As of May 31, 2002, no amount of indebtedness was outstanding under the syndicated credit facilities and an aggregate of approximately $135.6 million of indebtedness was drawn under credit facilities provided by bank affiliates of some of the underwriters in the form of credit lines other than the syndicated credit facilities, which we refer to as the drawn credit lines. The borrowers' obligations under the syndicated credit facilities, as well as under our outstanding public debt and the outstanding public debt of certain of our subsidiaries, are currently secured by liens on substantially all of the assets of Nortel Networks Limited and those of most of its U.S. and Canadian subsidiaries and pledges of shares of some of Nortel Networks Limited's other subsidiaries. In addition, some of Nortel Networks Limited's other subsidiaries have guaranteed the borrowers' obligations under the syndicated credit facilities, our outstanding public debt and the outstanding public debt of certain of our subsidiaries. The obligations under certain of the drawn credit lines are guaranteed by Nortel Networks Limited. The borrowers under the credit facilities are in compliance with the terms of such facilities and none of the proceeds of this offering or the concurrent equity unit offering will be applied to reduce the total permitted borrowings under the syndicated credit facilities or the indebtedness outstanding under the drawn credit lines. We refer you to "Prospectus Supplement Summary -- Recent Developments" and "Use of Proceeds" in this prospectus supplement. The decision to offer our common shares was made, and the determination of the terms and conditions of the distribution of our common shares has been made, through negotiations between us and the representatives without the involvement of the lenders under the credit facilities. The underwriters will not receive from us any benefits from this offering of common shares, other than their respective portions of commissions payable by us.

     The underwriters and certain of their affiliates have engaged in transactions with and performed commercial banking, investment banking and financial advisory services for us and for our affiliates from time to time, for which they have received customary compensation, and may do so in the future. Specifically, under the December 2001 364-day syndicated credit facilities, Credit Suisse First Boston, New York Branch, Credit Suisse First Boston Canada Inc. and JP Morgan Chase Bank acted as syndication agents, Citibank, N.A. acted as documentation agent, JP Morgan Chase Bank and J.P. Morgan Bank Canada acted as administration agents, and Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. acted as joint bookrunners and co-lead arrangers.

     Credit Suisse First Boston Corporation, RBC Dominion Securities Inc., CIBC World Markets Corp., J.P. Morgan Securities Inc., HSBC Securities (USA) Inc., TD Securities Inc., Salomon Smith Barney Inc., Scotia Capital Inc. and SG Cowen Securities Corporation, members of the underwriting syndicate for this offering of common shares, are also members of the underwriting syndicate for the concurrent offering of equity units. In addition, Citibank, N.A. is acting as the custodian with respect to the U.S. treasury strips component of the equity units. The closings of the two offerings are not conditioned on each other, and we cannot assure you that the concurrent equity unit offering will be completed.

                           VALIDITY OF THE SECURITIES

     The validity of the common shares will be passed upon for us by Nicholas J. DeRoma, our Chief Legal Officer. We have also been represented by Cleary, Gottlieb, Steen & Hamilton, New York, New York, with respect to certain legal matters under United States law relating to the offering of common shares. We have also been represented by Ogilvy Renault, Toronto, Ontario, with respect to certain legal matters under Canadian law relating to the offering of common shares, and Osler, Hoskin & Harcourt LLP, Toronto, Ontario, with respect to certain Canadian income tax matters relating to the offering of common shares. Certain legal matters relating to the offering of common shares will be passed upon for the underwriters under United States law by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and under Canadian law by Blake, Cassels & Graydon LLP, Toronto, Ontario. As of the date hereof, each of Nicholas J. DeRoma, together with members of his family, and certain associates and partners with Cleary, Gottlieb, Steen & Hamilton, Ogilvy Renault, Osler, Hoskin & Harcourt LLP, Skadden, Arps, Slate, Meagher & Flom LLP and Blake, Cassels & Graydon LLP own, directly or indirectly, in the aggregate, less than one percent of the outstanding securities of Nortel Networks Corporation or any of its associates or affiliates.

                      DOCUMENTS INCORPORATED BY REFERENCE

     We file annual, quarterly and current reports and other information with the SEC. For information on the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus, we refer you to "Where You Can Find More Information" on page 2 of the accompanying prospectus.

     In addition to the documents listed in the accompanying prospectus, we incorporate by reference in this prospectus supplement and the accompanying prospectus the following documents and any future documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus supplement until the offering of the common shares is completed:

     - Our Current Report on Form 8-K dated June 3, 2002; and

     - Our Current Report on Form 8-K dated June 6, 2002.

PROSPECTUS

                             (NORTEL NETWORKS LOGO)

                                 $2,500,000,000

                          NORTEL NETWORKS CORPORATION

                                 COMMON SHARES
                                PREFERRED SHARES
                                DEBT SECURITIES
                                   GUARANTEES
                     WARRANTS TO PURCHASE EQUITY SECURITIES
                      WARRANTS TO PURCHASE DEBT SECURITIES
                            SHARE PURCHASE CONTRACTS
                         SHARE PURCHASE OR EQUITY UNITS

                            NORTEL NETWORKS LIMITED

                           GUARANTEED DEBT SECURITIES

     Nortel Networks Corporation may offer any of the following securities through this prospectus and a related prospectus supplement that provides the specific terms of such securities:

     - common shares;

     - preferred shares;

     - debt securities, which include guarantees of debt securities;

     - warrants to purchase equity securities or debt securities;

     - share purchase contracts; and

     - share purchase or equity units.

     Nortel Networks Limited may offer debt securities that are fully and unconditionally guaranteed by Nortel Networks Corporation through this prospectus and a related prospectus supplement that provides the specific terms of the debt securities.

     Nortel Networks Corporation and Nortel Networks Limited may sell any combination of the foregoing securities in one or more offerings up to an aggregate offering price of $2,500,000,000.

     These securities may be offered directly or to or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.
                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
                  The date of this prospectus is May 30, 2002.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................     1
ENFORCEMENT OF CERTAIN CIVIL LIABILITIES....................     1
NORTEL NETWORKS CORPORATION AND NORTEL NETWORKS LIMITED.....     2
WHERE YOU CAN FIND MORE INFORMATION.........................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............     3
RISK FACTORS................................................     4
FORWARD-LOOKING STATEMENTS..................................    15
RATIO OF EARNINGS TO FIXED CHARGES..........................    16
USE OF PROCEEDS.............................................    17
LEGAL OWNERSHIP OF SECURITIES...............................    18
DESCRIPTION OF SHARE CAPITAL................................    20
DESCRIPTION OF DEBT SECURITIES..............................    22
DESCRIPTION OF WARRANTS.....................................    33
DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE
  OR EQUITY UNITS...........................................    34
PLAN OF DISTRIBUTION........................................    35
VALIDITY OF THE SECURITIES..................................    37
EXPERTS.....................................................    37

                             ---------------------

     An offer of these securities will not be made in any state where the offer is not permitted. The securities described in this prospectus will not be offered or sold in or to a resident of Canada in contravention of the securities laws of Canada or any province or territory thereof.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement, which we refer to as the registration statement, that we filed with the Securities and Exchange Commission, which is referred to as the SEC, using a "shelf" registration process. Under this shelf process, the issuers may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $2,500,000,000.

     This prospectus provides you with a general description of the common shares, preferred shares, debt securities, guarantees, warrants for common shares or preferred shares, warrants for debt securities, share purchase contracts and share purchase or equity units that may be offered. Each time any of these securities are sold, one or more prospectus supplements will be attached to the front of this prospectus containing specific information about the terms of that offering. Those terms may vary from the terms described in this prospectus. As a result, the summary descriptions of the common shares, preferred shares, debt securities, guarantees, warrants for common shares or preferred shares, warrants for debt securities, share purchase contracts and share purchase or equity units in this prospectus are subject, and qualified by reference, to the descriptions of the particular terms of any securities contained in any related prospectus supplements. The prospectus supplements may also add, update or change other information contained in this prospectus. Before you invest in a particular issue of securities, you should read both this prospectus and any related prospectus supplements carefully, together with the additional information described under the heading "Where You Can Find More Information."

     We are also filing with the securities regulatory authorities in the provinces and territories of Canada a short form base shelf prospectus, which we refer to as the Canadian shelf prospectus, under which the securities registered under the registration statement may be offered and sold therein, subject to the applicable securities laws of any province or territory of Canada. Certain information incorporated in the Canadian shelf prospectus, including certain financial statements prepared in accordance with Canadian generally accepted accounting principles, are also incorporated herein. See "Where You Can Find More Information."

     Unless otherwise specified, all references in this prospectus to "$" or "dollars" are to United States dollars and all references to "C$" are to Canadian dollars.

     Nortel Networks and the Nortel Networks Globemark are trademarks of Nortel Networks Limited.

                    ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

     Nortel Networks Corporation and Nortel Networks Limited are each a Canadian corporation. A substantial portion of the assets of Nortel Networks Corporation and Nortel Networks Limited are located in Canada, and a majority of the directors and executive officers of Nortel Networks Corporation and Nortel Networks Limited and the experts named in this prospectus, are residents of Canada. As a result, it may be difficult for you to effect service within the United States upon Nortel Networks Corporation, Nortel Networks Limited or upon such directors, executive officers and experts. Execution by United States courts of any judgment obtained against these corporations, any of their respective directors or executive officers or the experts named in this prospectus in United States courts would be limited to the assets of such corporations or of such persons, as the case may be, in the United States. Nicholas J. DeRoma, Esq., Chief Legal Officer of each of Nortel Networks Corporation and Nortel Networks Limited, has advised Nortel Networks Corporation and Nortel Networks Limited that there is doubt as to the enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

            NORTEL NETWORKS CORPORATION AND NORTEL NETWORKS LIMITED

     Nortel Networks Corporation is a holding company formed in connection with a Canadian court-approved plan of arrangement, which became effective May 1, 2000, involving Nortel Networks Corporation (then a newly formed Canadian corporation), its principal direct operating subsidiary, Nortel Networks Limited (the corporation previously known as "Nortel Networks Corporation") and BCE Inc., the largest shareholder of Nortel Networks Limited prior to the plan of arrangement. As a result of the plan of arrangement, which is referred to as the "arrangement," Nortel Networks Corporation acquired and continues to hold all of Nortel Networks Limited's issued and outstanding common shares (which at that time ceased to be publicly traded), Nortel Networks Limited's then outstanding preferred shares and debt securities remained outstanding and Nortel Networks Limited and its subsidiaries became direct and indirect subsidiaries of Nortel Networks Corporation, respectively. Nortel Networks Corporation also assumed Nortel Networks Limited's financial reporting history effective May 1, 2000 for financial reporting purposes. As a result, Nortel Networks Corporation deems Nortel Networks Limited's consolidated business activities prior to May 1, 2000 to represent its consolidated business activities as if Nortel Networks Corporation and Nortel Networks Limited had historically been the same entity.

     Nortel Networks Corporation (together with its subsidiaries, referred to as Nortel Networks) is a leading global supplier of products and services that support the Internet and other public and private data, voice, and multimedia communications systems using terrestrial and wireless technologies, which are referred to as "networking solutions". Nortel Networks networking solutions generally bring together diverse networking products from various product families, and related services, to create either a customized or "off the shelf" solution for customers. Nortel Networks business consists of the design, development, manufacture, assembly, marketing, sale, licensing, financing, installation, servicing, and support of networking solutions. With its networking solutions, Nortel Networks is focused on building the infrastructure and applications for the new, high-performance Internet.

     The mailing address of Nortel Networks Corporation's and Nortel Networks Limited's principal executive offices is 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada, L6T 5P6 and the telephone number is (905) 863-0000.

                      WHERE YOU CAN FIND MORE INFORMATION

     Each of Nortel Networks Corporation and Nortel Networks Limited file annual, quarterly and special reports and other information with the SEC. You may read and copy any of the information on file with the SEC at the Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Nortel Networks Corporation and Nortel Networks Limited began filing documents with the SEC electronically in November 2000; prior to that date, Nortel Networks Corporation's and Nortel Networks Limited's filings were made in paper format.

     Nortel Networks Corporation's common shares are listed on the New York and Toronto stock exchanges. Reports and other information concerning Nortel Networks Corporation or Nortel Networks Limited may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC. These documents contain important information about Nortel Networks Corporation and Nortel Networks Limited and their respective financial performance.

FILINGS OF NORTEL NETWORKS CORPORATION
(COMMISSION FILE NO. 001-07260)                                  PERIOD/DATE
--------------------------------------                           -----------
Annual Report on Form 10-K...................   Year ended December 31, 2001 (other than the
                                                consolidated financial statements included in
                                                Item 8 which are superseded by the
                                                consolidated financial statements filed as
                                                Exhibit 99.1 to the Form 8-K dated May 13,
                                                2002 and incorporated by reference herein).
Quarterly Report on Form 10-Q................   Period ended March 31, 2002.
Definitive proxy materials on Schedule 14A...   Filed March 13, 2002.
Current Reports on Form 8-K..................   Filed January 22, 2002, February 8, 2002,
                                                February 12, 2002, February 12, 2002,
                                                February 12, 2002, March 1, 2002, April 4,
                                                2002, April 11, 2002, April 22, 2002, May 13,
                                                2002, May 28, 2002 and May 29, 2002.
Description of Nortel Networks Corporation's
  common shares, rights to purchase common
  shares and preferred shares contained in
  Nortel Networks Corporation's Form 8-A.....   Dated April 28, 2000, as amended by a filing
                                                on Form 8-A/A dated May 1, 2000, and any
                                                other amendments or reports filed for the
                                                purpose of updating these descriptions.

FILINGS OF NORTEL NETWORKS LIMITED
(COMMISSION FILE NO. 000-30758)                                  PERIOD/DATE
----------------------------------                               -----------
Annual Report on Form 10-K...................   Year ended December 31, 2001 (other than the
                                                consolidated financial statements included in
                                                Item 8 which are superseded by the
                                                consolidated financial statements filed as
                                                Exhibit 99.1 to the Form 8-K dated May 13,
                                                2002 and incorporated by reference herein).
Quarterly Report on Form 10-Q................   Period ended March 31, 2002.
Current Reports on Form 8-K..................   Filed January 22, 2002, February 8, 2002,
                                                February 12, 2002, February 12, 2002,
                                                February 12, 2002, March 1, 2002, April 4,
                                                2002, April 11, 2002, April 22, 2002, May 13,
                                                2002, May 28, 2002 and May 29, 2002.

     All documents that are filed with the SEC by each of Nortel Networks Corporation and Nortel Networks Limited in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, are incorporated by reference in this prospectus. The information contained in these future filings will automatically update and supersede the information contained in this prospectus or incorporated in this prospectus by reference to any previously filed document.

     Nortel Networks Corporation and Nortel Networks Limited will provide, upon request and at no charge, copies of any of the filings incorporated by reference in this prospectus. Requests should be directed to the attention of the Corporate Secretary, Nortel Networks Corporation, 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada, L6T 5P6, telephone number (905) 863-0000.

                                  RISK FACTORS

     You should carefully consider the risks described below and other information contained or incorporated by reference in this prospectus before making an investment decision. References to "we", "our" and "us" in this section mean Nortel Networks Corporation and its consolidated subsidiaries, including Nortel Networks Limited.

WE HAVE RESTRUCTURED OUR BUSINESS AND RECORDED A WRITE DOWN OF INTANGIBLE ASSETS IN THE PAST TO RESPOND TO INDUSTRY AND MARKET CONDITIONS. THE ASSUMPTIONS UNDERLYING OUR RESTRUCTURING EFFORTS AND INTANGIBLE ASSETS WRITE DOWN MAY PROVE TO BE INACCURATE AND WE MAY HAVE TO RESTRUCTURE OUR BUSINESS OR INCUR ADDITIONAL INTANGIBLE ASSET WRITE DOWNS AGAIN IN THE FUTURE.

     In response to changes in industry and market conditions, we have restructured our business in the past, are currently restructuring our business, and may again restructure our business in the future to achieve certain cost savings and to strategically realign our resources. We have based our work plan pertaining to the restructuring on certain assumptions regarding the cost structure of our business and the nature and severity of the current industry adjustment which may not prove to be accurate.

     While restructuring, we have assessed, and will continue to assess, whether we should dispose of or otherwise exit businesses or further reduce our workforce, as well as review the recoverability of our tangible and intangible assets associated with those businesses. Any decision to further limit investment or to dispose of or otherwise exit businesses may result in the recording of additional charges, such as workforce reduction costs, facilities reduction costs, asset write downs, and contractual settlements. Additionally, estimates and assumptions used in asset valuations are subject to uncertainties, as are accounting estimates with respect to the useful life and ultimate recoverability of our carrying basis of assets, including goodwill and other intangible assets. As a result, future market conditions may result in further charges for the write down of tangible and intangible assets.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT THE INITIATIVES WE HAVE UNDERTAKEN IN RESTRUCTURING OUR BUSINESS AND, EVEN IF SUCCESSFULLY IMPLEMENTED, THESE INITIATIVES MAY NOT BE SUFFICIENT TO MEET THE CHANGES IN INDUSTRY AND MARKET CONDITIONS AND TO ACHIEVE FUTURE PROFITABILITY.

     We must successfully implement our work plan if we are to adjust our cost structure to reflect current and expected future economic conditions, market demands and revenues, and to achieve future profitability. We must also manage the potentially higher growth areas of our business, as well as the non-core areas of our business, effectively in light of current and expected future market demands and trends.

     Under our work plan, we have also implemented a number of initiatives, including exiting businesses and writing down our tangible and intangible assets, to streamline our business, and to focus our investments on delivering what we believe to be the key next-generation networking solutions. However, our work plan, including workforce reductions, may not be sufficient to meet the changes in industry and market conditions, and such conditions may continue to deteriorate or last longer than we expect. In addition, we may not be able to successfully implement our work plan and may be required to refine, expand or extend our work plan. Furthermore, our workforce reductions may impair our ability to realize our current or future business objectives. Lastly, costs actually incurred in connection with restructuring actions may be higher than the estimated costs of such actions and/or may not lead to the anticipated cost savings. As a result, our restructuring efforts may not result in our return to profitability.

OUR OPERATING RESULTS HAVE HISTORICALLY BEEN SUBJECT TO YEARLY AND QUARTERLY FLUCTUATIONS AND ARE EXPECTED TO CONTINUE TO FLUCTUATE.

     Our operating results have historically been and are expected to continue to be subject to quarterly and yearly fluctuations as a result of a number of factors. These factors include:

     - our ability to successfully complete programs on a timely basis to reduce our cost structure, including fixed costs, and to streamline our operations;

     - our ability to focus our business on what we believe to be potentially higher growth, higher margin businesses, and to dispose of or exit non-core businesses;

     - the inherent uncertainties of using estimates and assumptions for asset valuations and in determining the amounts of liabilities and other items in our financial statements, and the impact of changes in accounting principles used to value assets;

     - our ability to implement our work plan without negatively impacting our relationships with our customers, the delivery of products based on new and developing technologies, the delivery of high quality robust products at competitive prices, the maintenance of technological leadership, and the retention of qualified personnel;

     - fluctuations in our gross margins;

     - the impact of acquired businesses and technologies;

     - increased price and product competition in the networking industry;

     - the development, introduction and market acceptance of new technologies, and integrated networking solutions, as well as the adoption of new networking standards;

     - variations in sales channels, product costs, and the mix of products sold;

     - the size and timing of customer orders and shipments;

     - our ability to maintain appropriate inventory levels; and

     - the impact of our product development schedules, manufacturing capacity, and lead times required to produce our products.

     Additionally, we are required to perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances, which may result in a charge to net earnings (loss).

     Significant fluctuations in our operating results could contribute to volatility in the market price of Nortel Networks Corporation's common shares.

OUR GROSS MARGINS MAY BE NEGATIVELY AFFECTED, WHICH IN TURN WOULD NEGATIVELY AFFECT OUR OPERATING RESULTS AND COULD CONTRIBUTE TO VOLATILITY IN THE MARKET PRICE OF NORTEL NETWORKS CORPORATION'S COMMON SHARES.

     Our gross margins may be negatively affected as a result of a number of factors, including:

     - increased price competition;

     - excess capacity;

     - higher material or labor costs;

     - warranty costs;

     - obsolescence charges;

     - loss of cost savings on future inventory purchases as a result of high inventory levels;

     - introductions of new products and costs of entering new markets;

     - increased levels of customer services;

     - changes in distribution channels; and

     - changes in product and geographic mix.

     Lower than expected gross margins would negatively affect our operating results and could contribute to volatility in the market price of Nortel Networks Corporation's common shares.

ECONOMIC CONDITIONS IN THE UNITED STATES, CANADA, AND GLOBALLY, AFFECTING THE TELECOMMUNICATIONS INDUSTRY, AS WELL OTHER TRENDS AND FACTORS AFFECTING THE TELECOMMUNICATIONS INDUSTRY, ARE BEYOND OUR CONTROL AND MAY RESULT IN REDUCED DEMAND AND PRICING PRESSURE ON OUR PRODUCTS.

     There are trends and factors affecting the telecommunications industry, which are beyond our control and may affect our operations. Such trends and factors include:

     - adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

     - adverse changes in our credit rating, or the credit ratings of our customers and suppliers;

     - adverse changes in the market conditions in our industry and the specific markets for our products;

     - the trend towards the sale of integrated networking solutions;

     - visibility to, and the actual size and timing of, capital expenditures by our customers;

     - inventory practices, including the timing of product and service deployment, of our customers;

     - the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

     - policies of our customers regarding utilization of single or multiple vendors for the products they purchase;

     - the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;

     - conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

     - governmental regulation or intervention affecting communications or data networking; and

     - the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

     Economic conditions affecting the telecommunications industry, which affect market conditions in the telecommunications and networking industry, in the United States, Canada and globally, affect our business. Reduced capital spending and/or negative economic conditions in the United States, Canada, Europe, Asia, Latin America and/or other areas of the world could result in reduced demand for or pricing pressure on our products.

WE MAY NOT BE ABLE TO ATTRACT OR RETAIN THE SPECIALIZED TECHNICAL AND MANAGERIAL PERSONNEL NECESSARY TO ACHIEVE OUR BUSINESS OBJECTIVES.

     Competition for certain key positions and specialized technical personnel in the high-technology industry is intense, despite current economic conditions. We believe that our future success depends in part on our continued ability to hire, assimilate, and retain qualified personnel in a timely manner, particularly key members of senior management and in our key areas of potential growth. A key factor in attracting and retaining qualified employees is our ability to provide employees with the opportunity to participate in the potential growth of our business through programs such as stock option plans and employee investment plans. The value of these opportunities may be adversely affected by the volatility or negative performance of the market price for Nortel Networks Corporation's common shares. We may also find it more difficult to attract or retain qualified employees because of our recent significant workforce reductions and business performance. In addition, if we have not properly sized our workforce and retained those employees with the appropriate skills, our ability to compete effectively may be adversely affected. If we are not successful in attracting, retaining or recruiting qualified employees, including members of senior management, in the future, we may not have the necessary personnel to effectively compete in the highly dynamic, specialized and volatile industry in which we operate or to achieve our business objectives.

FUTURE CASH FLOW FLUCTUATIONS MAY AFFECT OUR ABILITY TO FUND OUR WORKING CAPITAL REQUIREMENTS OR ACHIEVE OUR BUSINESS OBJECTIVES IN A TIMELY MANNER.

     Our working capital requirements and cash flows historically have been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on such factors as timing and size of capital expenditures, levels of sales, timing of deliveries and collection of receivables, inventory levels, customer payment terms, customer financing obligations, and supplier terms and conditions. Our inability to manage cash flow fluctuations resulting from such factors could have a material adverse effect on our ability to fund our working capital requirements from operating cash flows and other sources of liquidity or to achieve our business objectives in a timely manner.

OUR BUSINESS MAY BE MATERIALLY AND ADVERSELY AFFECTED BY OUR INCREASED LEVELS OF DEBT.

     In order to finance our business we have incurred, or have entered into credit facilities allowing for drawdowns of, or filed the registration statement of which this prospectus forms a part for offerings of, significant levels of debt compared to historical levels, and we may need to secure additional sources of funding, which may include debt or convertible debt financing, in the future. A high level of debt, arduous or restrictive terms and conditions relating to accessing certain sources of funding, failure to meet certain covenants under our credit agreements, poor business performance or lower than expected cash inflows could have adverse consequences on our ability to fund our business and the operation of our business.

     In particular, certain of such credit agreements have been recently amended and now contain financial covenants that require the maintenance of a minimum consolidated tangible net worth and the achievement of certain minimum consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, thresholds. The minimum required consolidated tangible net worth of Nortel Networks Limited may not be less than $1,888 million at any time. The consolidated EBITDA covenant requires that we achieve a cumulative EBITDA of negative $650 million or better for the six months ended June 30, 2002. In addition, there are minimum EBITDA covenants in place for the remainder of fiscal year 2002 and the first three quarters of 2003, tested in quarterly increments during the period. Compliance with this covenant will require EBITDA improvements during the fiscal year 2002, and further improvements in the year thereafter. Certain business restructuring charges and other incremental charges and gains as publicly disclosed are excluded from the calculation of EBITDA. In addition, these credit agreements contain covenants restricting additional debt, the payment of dividends, corporate events, liens, sale and leasebacks, and investments, among others. Payments of dividends on the outstanding preferred shares of Nortel Networks Limited is permitted provided that compliance with certain covenants of the credit agreements is maintained. If we continue to incur net losses, we may be unable to comply with certain of our covenants under the credit agreements.

     Other effects of a high level of debt include the following:

     - we may have difficulty borrowing money in the future, or accessing sources of funding, including our credit facilities;

     - we may need to use a large portion of our cash flow from operations to pay principal and interest on our indebtedness, which would reduce the amount of cash available to finance our operations and other business activities;

     - a high debt level, arduous or restrictive terms and conditions, or lower than expected cash flows would make us more vulnerable to economic downturns and adverse developments in our business; and

     - if operating cash flows are not sufficient to meet our operating expenses, capital expenditures and debt service requirements as they become due, we may be required, in order to meet our debt service obligations, to delay or reduce capital expenditures or the introduction of new products, sell assets, and/or forego business opportunities including acquisitions, research and development projects, or product design enhancements.

CHANGES IN RESPECT OF OUR PUBLIC DEBT RATINGS MAY MATERIALLY AND ADVERSELY AFFECT THE AVAILABILITY, THE COST, AND THE TERMS AND CONDITIONS OF OUR DEBT AND ASSET-BASED FINANCINGS.

     Certain of our outstanding debt instruments are publicly rated by independent rating agencies, which ratings are now below investment grade. These public debt ratings affect our ability to raise debt, our access to the commercial paper market (which is currently closed to us), and our ability to engage in asset-based financing. These public debt ratings also may negatively affect the cost to us and terms and conditions of debt and asset-based financings. Additionally, any negative developments regarding our cash flow, public debt ratings and/or our incurring significant levels of debt, or our failure to meet certain covenants under our credit agreements, could cause us to lose access to, and/or cause a default under certain of our credit facilities and adversely affect further the cost and terms and conditions of our debt and asset-based financings.

OUR PERFORMANCE MAY BE MATERIALLY AND ADVERSELY AFFECTED IF OUR EXPECTATIONS REGARDING MARKET DEMAND FOR PARTICULAR PRODUCTS PROVE TO BE WRONG.

     We expect that data communications traffic will grow at a faster rate than the growth expected for voice traffic, and that the use of the Internet will continue to increase. We expect the growth of data traffic and the use of the Internet will significantly impact traditional voice networks, both wireline and wireless. We believe that this will create market discontinuities. By market discontinuities, we mean opportunities for new technologies, applications, products and services that enable the secure, rapid, and efficient transport of large volumes of data traffic over networks and allow service providers and carriers to increase revenues and improve operating results. Market discontinuities will also make traditional voice network products and services less effective as they were not designed for data traffic. We believe that these market discontinuities in turn will lead to the convergence of data and voice through upgrades of traditional voice networks to transport large volumes of data traffic or through the construction of new networks designed to transport both voice and data traffic. Either approach would require significant capital expenditures by service providers and carriers. We also believe that such developments will give rise to the demand for Internet Protocol-, or IP-, optimized networking solutions, and third generation, or 3G, wireless networks. Internet Protocol is the predominant method by which data is sent from one computer to another on the Internet -- a data message is divided into smaller packets which contain both the sender's unique IP address and the receiver's unique IP address, and each packet is sent, potentially by different routes and as independent units, across the Internet. There is no continuing connection between the end points which are communicating versus traditional telephone communications which involve establishing a fixed circuit that is maintained for the duration of the voice or data communications call. 3G wireless networks are an evolution of communications networks from second generation wireless networks for voice and low speed data communications that are based on circuit switching -- when a call is dialed, a circuit is established between the mobile handset and the third party, and the connection lasts for the duration of the call. By comparison, 3G networks allow devices to be "always on" because the networks are packet-based. We expect 3G networks to include such features as voice, high speed data communications and high bandwidth multimedia capabilities, and usability on a variety of different communications devices, such as cellular telephones and pagers, with the user having accessibility anywhere and at any time to these features.

     We cannot be sure what the rate of such convergence of voice and data networks will be, due to the dynamic and rapidly evolving nature of the communications business, the technology involved and the availability of capital. Consequently, market discontinuities and the resulting demand for IP-optimized networking solutions or 3G wireless networks may not materialize. Alternatively, the pace of that development may slow. It may also be the case that the market may develop in an unforeseen direction. Certain events, including the availability of new technologies or the evolution of other technologies, may occur which would affect the extent or timing of anticipated market demand, or increase demand for products based on other technologies, or reduce the demand for IP-optimized networking solutions or 3G wireless networks, which in turn may reduce purchases of our networking solutions by our customers, require increased expenditures to develop and market different technologies, or provide market opportunities for our competitors. Our performance may also be materially and adversely affected by a lack of growth in the rate of data traffic, a reduction in the use of the Internet or a reduction in the demand for IP-optimized networking solutions or 3G wireless networks in the future.

WE MAY BE MATERIALLY AND ADVERSELY AFFECTED BY CONTINUED REDUCTIONS IN SPENDING ON TELECOMMUNICATIONS INFRASTRUCTURE BY OUR CUSTOMERS.

     A continued slowdown in capital spending by service providers may affect our revenues more than we currently expect. Moreover, the significant slowdown in capital spending by service providers has created uncertainty as to market demand. As a result, revenues and operating results for a particular period can be difficult to predict. In addition, there can be no certainty as to the severity or duration of the current industry adjustment. Many of our traditional customers have already begun to invest in data networking and/or are in the process of transitioning from voice-only networks to networks which include data traffic. However, as a result of the recent changes in industry and market conditions, many of our customers have reduced their capital spending on telecommunications infrastructure. Our revenues and operating results have been and are expected to continue to be materially and adversely affected by the continued reductions in capital spending on telecommunications infrastructure by our customers. If the reduction of capital spending continues for a prolonged period and we continue to incur net losses as a result, we may be unable to comply with certain covenants under our credit agreements.

WE HAVE MADE, AND MAY CONTINUE TO MAKE, STRATEGIC ACQUISITIONS IN ORDER TO ENHANCE OUR BUSINESS. IF WE ARE NOT SUCCESSFUL IN OPERATING OR INTEGRATING THESE ACQUISITIONS, OUR BUSINESS, RESULTS OF OPERATION, AND FINANCIAL CONDITION MAY BE MATERIALLY AND ADVERSELY AFFECTED.

     In the past, we acquired companies to enhance the expansion of our business and products. We may consider selective opportunistic acquisitions of companies or businesses with resources and product or service offerings capable of providing us with additional strengths to help fulfill our vision of building the new, high-performance Internet. Acquisitions involve significant risks and uncertainties. These risks and uncertainties include:

     - the risk that the industry may develop in a different direction than anticipated and that the technologies we acquire do not prove to be those we need to be successful in the industry;

     - the risk that future valuations of acquired businesses may decrease from the market price we paid for these acquisitions;

     - the generation of insufficient revenues by acquired businesses to offset increased operating expenses associated with these acquisitions;

     - the potential difficulties in completing in-process research and development projects and delivering high quality robust products to our customers;

     - the potential difficulties in integrating new products, businesses and operations in an efficient and effective manner;

     - the risk that our customers or customers of the acquired businesses may defer purchase decisions as they evaluate the impact of the acquisitions on our future product strategy;

     - the potential loss of key employees of the acquired businesses;

     - the risk that acquired businesses will divert the attention of our senior management from the operation of our business; and

     - the risks of entering new markets in which we have limited experience and where competitors may have a stronger market presence.

     Our inability to successfully operate and integrate newly-acquired businesses appropriately, effectively and in a timely manner could have a material adverse effect on our ability to take advantage of further growth in demand for IP-optimized network solutions and other advances in technology, as well as on our revenues, gross margins, and expenses.

WE OPERATE IN HIGHLY DYNAMIC AND VOLATILE INDUSTRIES CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGIES, EVOLVING INDUSTRY STANDARDS, FREQUENT NEW PRODUCT INTRODUCTIONS, AND SHORT PRODUCT LIFE CYCLES.

     The markets for our products are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and short product life cycles. We expect our success to depend, in substantial part, on the timely and successful introduction of high quality, new products and upgrades, as well as cost reductions on current products to address the operational speed, bandwidth, efficiency, and cost requirements of our customers. Our success will also depend on our ability to comply with emerging industry standards, to operate with products of other suppliers, to address emerging market trends, to provide our customers with new revenue-generating opportunities and to compete with technological and product developments carried out by others. The development of new, technologically advanced products, including IP-optimized networking solutions and 3G wireless networks, is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Investments in such development may result in expenses growing at a faster rate than revenues. We may not be successful in targeting new market opportunities, in developing and commercializing new products in a timely manner, or in achieving market acceptance for our new products.

     The success of new or enhanced products, including IP-optimized networking solutions and 3G wireless networks, depends on a number of other factors, including the timely introduction of such products, market acceptance of new technologies and industry standards, the quality and robustness of new or enhanced products, competing product offerings, the pricing and marketing of such products, and the availability of funding for such networks. Products and technologies developed by our competitors may render our products obsolete. Hackers may attempt to disrupt or exploit our customers' use of our technologies. If we fail to respond in a timely and effective manner to unanticipated changes in one or more of the technologies affecting telecommunications and data networking or our new products or product enhancements fail to achieve market acceptance, our ability to compete effectively in our industry, and our sales, market share, and customer relationships could be materially and adversely affected.

     In addition, unanticipated changes in market demand for products based on a specific technology, particularly lower than anticipated, or delays in, demand for IP-optimized networking solutions, particularly long-haul and metro optical networking solutions, or 3G wireless networks, could have a material adverse effect on our business, results of operations, and financial condition if we fail to respond to such changes in a timely and effective manner.

WE FACE SIGNIFICANT COMPETITION AND MAY NOT BE ABLE TO MAINTAIN OUR MARKET SHARE AND MAY SUFFER FROM COMPETITIVE PRICING PRACTICES.

     We operate in a highly volatile industry that is characterized by vigorous competition for market share and rapid technological development. Competition is heightened in periods of slow overall market growth. These factors could result in aggressive pricing practices and growing competition from start-up companies, established competitors, as well as well-capitalized computer systems and communications companies, which, in turn, could have a material adverse effect on our gross margins.

     Our principal competitors in the sale of our Metro and Enterprise Networks products to service providers are large communications companies such as Alcatel S.A., Fujitsu Limited, Telefonaktiebolagat LM Ericsson, Lucent Technologies Inc., and Siemens Aktiengesellschaft. In addition, we compete with smaller companies that address specific niches within this market, such as Ciena Corporation and ONI Systems Corp (who recently announced their intention to combine their companies), Sonus Systems Limited, and Redback Networks Inc. Our principal competitors in the sale of our Metro and Enterprise Networks solutions to enterprises are Alcatel, Avaya Inc., Cisco Systems, Inc., Ericsson, and Siemens. We also compete with smaller companies that address specific niches, such as Foundry Networks, Inc., Extreme Networks, Inc., Enterasys Networks, Inc., 3Com Corporation, and Genesys Telecommunications Laboratories, Inc. Our major competitors in the global wireless infrastructure business have traditionally included Ericsson, Lucent, Motorola, Inc., and Nokia Corporation. More recently, Siemens and Samsung Electronics Co., Ltd. have emerged as competitors. Our major competitors in the sale of long-distance optical networking equipment include Alcatel, Ciena, Fujitsu, Lucent, and Marconi plc. Our major competitors in the sale of optical components includes Agere Systems Inc. and JDS Uniphase Corporation. Since some of the markets in which we compete are characterized by the potential for rapid growth and, in certain cases, low barriers to entry and rapid technological changes, smaller, specialized companies and start-up ventures are now or may become principal competitors in the future. We may also face competition from the resale of used telecommunications equipment, including our own on occasion, by failed, downsized or consolidated high technology enterprises and telecommunications service providers. In addition, one way to maximize market growth, enhance existing products and introduce new products is through acquisitions of companies, where advisable. Our acquisitions of other companies may cause certain of our competitors to enter into additional business combinations, to accelerate product development, or to engage in aggressive price reductions or other competitive practices, creating even more powerful or aggressive competitors.

     We expect that we will face additional competition from existing competitors and from a number of companies that have entered or may enter our existing and future markets. Some of our current and potential competitors have greater marketing, technical and financial resources, including the ability to provide customer financing in connection with the sale of products. Many of our current and potential competitors have also established, or may in the future establish, relationships with our current and potential customers. Increased competition could result in price reductions, negatively affecting our operating results, reducing profit margins and potentially leading to a loss of market share.

WE FACE CERTAIN BARRIERS IN OUR EFFORTS TO EXPAND INTERNATIONALLY.

     We intend to continue to pursue international and emerging market growth opportunities. In many international markets, long-standing relationships between potential customers and their local suppliers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuing international opportunities may require significant investments for an extended period before we realize returns on such investments, if any, and such investments may result in expenses growing at a faster rate than revenues. Furthermore, such projects and investments could be adversely affected by:

     - reversals or delays in the opening of foreign markets to new competitors;

     - trade protection measures;

     - exchange controls;

     - currency fluctuations;

     - investment policies;

     - restrictions on repatriation of cash;

     - nationalization of local industry;

     - economic, social and political risks;

     - taxation;

     - interest rates; and

     - other factors, depending on the country involved.

     Difficulties in foreign financial markets and economies and of foreign financial institutions, particularly in emerging markets, could adversely affect demand from customers in the affected countries. An inability to maintain or expand our business in international and emerging markets could have a material adverse effect on our business, results of operations, and financial condition.

FLUCTUATING FOREIGN CURRENCIES MAY NEGATIVELY IMPACT OUR BUSINESS, RESULTS OF OPERATIONS, AND FINANCIAL CONDITION.

     As an increasing proportion of our business may be denominated in currencies other than United States dollars, fluctuations in foreign currencies may have an impact on our business, results of operations, and financial condition. Our primary currency exposures are to Canadian dollars, United Kingdom pounds, and the Euro. These exposures may change over time as we change the geographic mix of our global business and as our business practices evolve. For instance, if we increase our presence in emerging markets, we may see an increase in our exposure to such emerging market currencies, such as, for example, the Chinese renminbi. These currencies may be affected by internal factors, and external developments in other countries, all of which can have an adverse impact on a country's currency. We cannot predict whether foreign exchange losses will be incurred in the future, and significant foreign exchange fluctuations may have a material adverse effect on our results of operations.

WE MAY BECOME INVOLVED IN DISPUTES REGARDING INTELLECTUAL PROPERTY RIGHTS THAT COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS IF WE DO NOT PREVAIL.

     Our industry is subject to uncertainty over adoption of industry standards and protection of intellectual property rights. Our success is dependent on our proprietary technology, which we rely on patent, copyright, trademark and trade secret laws to protect. While our business is global in nature, the level of protection of our proprietary technology provided by such laws varies by country. Our issued patents may be challenged, invalidated, or circumvented, and our rights under issued patents may not provide us with competitive advantages. Patents may not be issued from pending applications, and claims in patents issued in the future may not be sufficiently broad to protect our proprietary technology. In addition, claims of intellectual property infringement or trade secret misappropriation may be asserted against us or our customers in connection with their use of our products, and the outcome of any such claims are uncertain. A failure by us to react to changing industry standards, the lack of broadly-accepted industry standards, successful claims of intellectual property infringement or other intellectual property claims against us or our customers, or a failure by us to protect our proprietary technology, could have a material adverse effect on our business, results of operations, and financial condition. In addition, if others infringe on our intellectual property rights, we may not be able to successfully contest such challenges.

RATIONALIZATION AND CONSOLIDATION IN THE TELECOMMUNICATIONS INDUSTRY MAY CAUSE US TO EXPERIENCE A LOSS OF CUSTOMERS.

     The telecommunications industry has experienced the consolidation and rationalization of industry participants and we expect this trend to continue. There have been adverse changes in the public and private equity and debt markets for telecommunications industry participants which have affected their ability to obtain financing or to fund capital expenditures. Some operators have experienced financial difficulty and have, or may, file for bankruptcy protection or be acquired by other operators. Other operators may merge and we and one or more of our competitors may each supply products to the companies that have merged or will merge. This rationalization/consolidation could result in our dependence on a smaller number of customers, purchasing decision delays by the merged companies and/or our playing a lesser role, or no longer playing a role, in the supply of communications products to the merged companies. In addition, telecommunications equipment suppliers may enter into business combinations, or may be acquired by or sell a substantial portion of their assets to other competitors, resulting in accelerated product development, increased financial strength, or a broader base of customers, creating even more powerful or aggressive competitors. We may also see rationalization among equipment/component suppliers. The business failures of operators, competitors or suppliers may cause uncertainty among investors and in the telecommunications market generally.

CHANGES IN REGULATION OF THE INTERNET MAY AFFECT THE MANNER IN WHICH WE CONDUCT OUR BUSINESS AND MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS, AND FINANCIAL CONDITION.

     There are currently few domestic or international laws or regulations that apply directly to access to or commerce on the Internet. We could be materially and adversely affected by regulation of the Internet in any country where we operate in respect of such technologies as voice over the Internet, encryption technology and access charges for Internet service providers. We could also be materially and adversely affected by increased competition as a result of the continuing deregulation of the telecommunications industry. If a jurisdiction in which we operate adopts measures which affect the regulation of the Internet or the deregulation of the telecommunications industry, we could experience both decreased demand for our products and increased costs of selling such products. Changes in laws or regulations governing the Internet and Internet commerce could have a material adverse effect on our business, results of operations, and financial condition.

     Nortel Networks Corporation's stock price has historically been volatile and a major decline in the market price of Nortel Networks Corporation's common shares or our other securities may negatively impact our ability to make future strategic acquisitions, raise capital, issue debt, or retain employees.

     Nortel Networks Corporation's common shares have experienced, and may continue to experience, substantial price volatility, including decreases, particularly as a result of variations between our actual or anticipated financial results and the published expectations of analysts and as a result of announcements by our competitors and us. In addition, the stock markets have experienced extreme price fluctuations that have affected the market price of many technology companies in particular. These price fluctuations have in some cases been unrelated to the operating performance of these companies. A major decline in the capital markets generally, or in the market price of Nortel Networks Corporation's common shares or our other securities, may negatively impact our ability to make future strategic acquisitions, raise capital, issue debt, or retain employees. These factors, as well as general economic and political conditions, may in turn have a material adverse effect on the market price of Nortel Networks Corporation's common shares.

WE HAVE PROVIDED AND MAY CONTINUE TO PROVIDE SIGNIFICANT FINANCING TO OUR CUSTOMERS. THE CURRENT DOWNTURN IN THE ECONOMY INCREASES OUR EXPOSURE TO OUR CUSTOMERS' CREDIT RISK AND THE RISK THAT OUR CUSTOMERS WILL NOT BE ABLE TO FULFILL THEIR PAYMENT OBLIGATIONS.

     The competitive environment in which we operate has required us in the past, and we expect may continue to require us in the future, to provide significant amounts of medium-term and long-term customer financing. Customer financing arrangements may include financing in connection with the sale of our products and services, funding for certain non-product and service costs associated with network installation and integration of our products and services, financing for working capital and equity financing. We may provide customer financing in the future for such customer requirements as turnkey construction of new networks, particularly for 3G wireless operators. If we do, we may be required to directly hold a significantly greater amount of such financings than in the past, when we were able to place a large amount of our customer financing obligations with third-party lenders.

     We expect to continue to hold certain current and future customer financing obligations for longer periods prior to any possible placement with third-party lenders, due to, among other factors, recent economic uncertainty in various countries, adverse capital market conditions, adverse changes in the credit ratings of our customers or ourselves, and reduced demand for telecommunications financing in capital and bank markets. In addition, risks generally associated with customer financing, including the risks associated with new technologies, new network construction, market demand and competition, customer business plan viability and funding risks, may require us to hold certain customer financing obligations over a longer term. We may not be able to place any of our current or future customer financing obligations with third-party lenders on acceptable terms.

     Recently, certain of our customers, including a number of competitive local exchange carriers, have been experiencing financial difficulties, and during the third and fourth quarters of 2001, we noted the amount of customer financing with respect to which customers that have failed to meet their financing obligations had increased. If there is further increase in the failure of our customers to meet their customer financing obligations to us, we could incur losses in excess of our provisions, which could have a material adverse effect on our cash flow and operating results.

NEGATIVE DEVELOPMENTS ASSOCIATED WITH OUR SUPPLY AND OUTSOURCING CONTRACTS, TURNKEY ARRANGEMENTS AND CONTRACT MANUFACTURING AGREEMENTS MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, AND SUPPLY RELATIONSHIPS.

     We have entered into supply contracts with customers to provide products and services, which in some cases involve new technologies currently being developed, or which we have not yet commercially deployed, or which require us to build and operate networks on a turnkey basis. We have also entered into network outsourcing contracts with customers to operate their networks. Some of these supply and network outsourcing contracts contain delivery and installation timetables, performance criteria and other contractual obligations which, if not met, could result in our having to pay substantial penalties or liquidated damages, the termination of the related supply or network outsourcing contract, and/or the reduction of shared revenues under a turnkey arrangement, in certain circumstances. Unexpected developments in these supply and outsourcing contracts could have a material adverse effect on our revenues, cash flows, and relationships with our customers.

     Our ability to meet customer demand is, in part, dependent on us obtaining timely and adequate component parts and products from suppliers, contract manufacturers, and internal manufacturing capacity. As part of the transformation of our supply chain from a vertically integrated manufacturing model to a virtually integrated model, we have outsourced a substantial portion of our manufacturing capacity to contract manufacturers. We work closely with our suppliers and contract manufacturers to address quality issues and to meet increases in customer demand, when needed, and we also manage our internal manufacturing capacity, quality, and inventory levels as required. However, we may encounter shortages of quality components and/or products in the future. In addition, our component suppliers and contract manufacturers have experienced, and may continue to experience, a consolidation in the industry, which may result in fewer sources of components or products and greater exposure to the financial stability of our suppliers. A reduction or interruption in component supply or external manufacturing capacity, a significant increase in the price of one or more components, or excessive inventory levels could materially and negatively affect our gross margins and our operating results and could materially damage customer relationships.

     Further, certain of our supply arrangements with our contract manufacturers were negotiated prior to the current industry and economic downturn and, depending upon the extent and duration of this downturn, the terms of these arrangements may not be achievable. To the extent that we fail to meet any of these arrangements, and if we are unable to successfully renegotiate the applicable arrangement, we may be obligated to indemnify the contract manufacturer for certain direct costs attributable to our failure to so perform. The actual amount of any such indemnification, which could be substantial, would be based on a variety of complex, inter-related factors. The failure to reach a satisfactory resolution of any such matter could have a material adverse effect on our business, results of operations, financial condition, and supply relationships.

OUR BUSINESS MAY SUFFER IF STRATEGIC ALLIANCES WHICH WE HAVE ENTERED INTO ARE NOT SUCCESSFUL.

     We have entered into a number of strategic alliances with suppliers, developers, and members in our industry to facilitate product compatibility, encourage adoption of industry standards, or to offer complementary product or service offerings to meet customer needs. In some cases, the companies with which we have strategic alliances also compete against us in some of our business areas. If a member of a strategic alliance fails to perform its obligations, if the relationship fails to develop as expected, or if the relationship is terminated, we could experience delays in product availability or impairment of our relationships with our customers.

THE ADVERSE RESOLUTION OF LITIGATION AGAINST US COULD NEGATIVELY IMPACT OUR BUSINESS.

     We are currently a defendant in numerous class actions and other lawsuits, including lawsuits initiated on behalf of holders of Nortel Networks Corporation's common shares, which seek damages of material and indeterminate amounts, as well as lawsuits in the normal course of business. We are and may in the future be subject to other litigation arising in the normal course of our business. Litigation may be time consuming, expensive, and distracting from the conduct of our business, and the outcome of litigation is difficult to predict.

The adverse resolution of any specific lawsuit could have a material adverse effect on our business, results of operations, and financial condition.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, any related prospectus supplement and the documents that are incorporated by reference may contain forward-looking statements about Nortel Networks Corporation and/or Nortel Networks Limited or which they believe are covered by the United States Private Securities Litigation Reform Act of 1995. Statements in this prospectus, any related prospectus supplement and the documents that are incorporated by reference that are not historical facts are "forward-looking statements" for the purpose of the safe harbor provided by
Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act. In particular, the use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should" or similar expressions indicate that forward-looking statements are being made. Forward-looking statements include the information set forth under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Nortel Networks Corporation's and Nortel Networks Limited's Annual Report on Form 10-K and under the same or similar headings in Nortel Networks Corporation's and Nortel Networks Limited's Quarterly Reports on Form 10-Q. Forward-looking statements may also be found in Nortel Networks Corporation's and Nortel Networks Limited's Current Reports on Form 8-K.

     The actual results, performance or achievement by Nortel Networks Corporation or Nortel Networks Limited could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, there can be no assurance that any of the events anticipated by the forward-looking statements will occur, or if they do, what impact they will have on the business, results of operations, and financial condition of each of Nortel Networks Corporation and Nortel Networks Limited.

     In addition, the risk factors included in this prospectus may be amended, superseded or supplemented by risk factor disclosure in any related prospectus supplement and such risk factors may be amended, superseded or supplemented by future risk factor disclosure found under the heading "Forward-looking Statements" or analogous sections in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Nortel Networks Corporation's and Nortel Networks Limited's future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which will be incorporated by reference herein when filed.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratios of earnings to fixed charges computed under U.S. generally accepted accounting principles, or U.S. GAAP, for Nortel Networks Corporation and Nortel Networks Limited for the periods indicated below. In light of the arrangement, the ratios of earnings to fixed charges for Nortel Networks Corporation for the years ended December 31, 1997, 1998 and 1999, and for the period from January 1, 2000 to April 30, 2000, represent the financial position, results of operations and cash flows of Nortel Networks Corporation as if Nortel Networks Limited and Nortel Networks Corporation had historically been the same entity. As Nortel Networks Corporation has no preferred shares outstanding as of the date of this prospectus, no ratio of earnings to combined fixed charges and preference dividends is presented.

     Earnings for purposes of the ratios consist of consolidated pre-tax earnings or losses from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees, plus:

     - fixed charges;

     - amortization of capitalized interest;

     - distributed income of equity investees; and

     - pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

     less:

     - interest capitalized;

     - in the case of Nortel Networks Limited, preference security dividend requirements of consolidated subsidiaries; and

     - the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

     Fixed charges for this purpose consist of:

     - interest expensed and capitalized;

     - amortized premiums, discounts and capitalized expenses related to indebtedness;

     - one-third of rental expenses on operating leases, deemed to be representative of interest expenses; and

     - preference security dividend requirements of consolidated subsidiaries, including of Nortel Networks Limited.

          NORTEL NETWORKS CORPORATION               NORTEL NETWORKS LIMITED
-----------------------------------------------   ----------------------------
                                   THREE MONTHS                   THREE MONTHS
                                      ENDED        YEAR ENDED        ENDED
    YEAR ENDED DECEMBER 31,         MARCH 31,     DECEMBER 31,     MARCH 31,
--------------------------------   ------------   -------------   ------------
1997   1998   1999   2000   2001       2002       2000    2001        2002
----   ----   ----   ----   ----   ------------   -----   -----   ------------
5.7    --(1) 1.9     --(2)  --(3)     --(4)       2.1     --(5)     --(6)

---------------


(1) The earnings of Nortel Networks Corporation calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the year ended December 31, 1998 by $13.4 million.

(2) The earnings of Nortel Networks Corporation calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the year ended December 31, 2000 by $1,694.7 million.

(3) The earnings of Nortel Networks Corporation calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the year ended December 31, 2001 by $27,421.0 million.

(4) The earnings of Nortel Networks Corporation calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the three months ended March 31, 2002 by $1,211.0 million.

(5) The earnings of Nortel Networks Limited calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the year ended December 31, 2001 by $14,516.0 million.

(6) The earnings of Nortel Networks Limited calculated in accordance with U.S. GAAP were inadequate to cover fixed charges for the three months ended March 31, 2002 by $1,148.0 million.

                                USE OF PROCEEDS

     Except as otherwise provided in an accompanying prospectus supplement:

     - the net proceeds from the sale of common shares, preferred shares, debt securities, warrants for common shares or preferred shares, warrants for debt securities, share purchase contracts and share purchase or equity units described in this prospectus issued by Nortel Networks Corporation will be used by Nortel Networks Corporation or advanced to, or otherwise invested in, Nortel Networks Corporation's subsidiaries, in each case for general corporate purposes; and

     - the net proceeds from the sale of guaranteed debt securities described in this prospectus issued by Nortel Networks Limited will be used by or advanced to, or otherwise invested in, subsidiaries or affiliates of Nortel Networks Corporation (which may include Nortel Networks Limited) and Nortel Networks Limited (which may include Nortel Networks Corporation) and used for general corporate purposes.

                         LEGAL OWNERSHIP OF SECURITIES

"STREET NAME" AND OTHER INDIRECT HOLDERS

     Investors who hold securities in accounts at banks or brokers as legal holders of those securities generally will not be recognized by the issuer. This is called holding in "street name". Instead, the issuer will recognize only the bank or broker or the financial institution the bank or broker uses to hold the securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the securities described in this prospectus, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold the securities described in this prospectus in street name, you should check with your own institution to find out:

     - how it handles payments and notices with respect to securities;

     - whether it imposes fees or charges;

     - how it would handle voting, if ever required;

     - how and when you should notify it to exercise on your behalf any rights or options that may exist under the securities;

     - whether and how you can instruct it to send you securities registered in your own name so you can be a direct holder as described below; and

     - how it would pursue rights under the securities described in this prospectus if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

     The obligations of Nortel Networks Corporation and Nortel Networks Limited, as well as the obligations of the relevant trustee, any warrant agent (in the case of Nortel Networks Corporation) and any third parties employed by them, the trustee or any warrant agent (in the case of Nortel Networks Corporation), run only to persons who are registered as holders of securities. As noted above, an issuer does not have obligations to you if you hold in street name or through other indirect means, either because you choose to hold the securities described in this prospectus in that manner or because the securities are issued in the form of global securities as described below. For example, once the issuer makes payment to the registered holder, the issuer has no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

GLOBAL SECURITIES

     A global security is a special type of indirectly held security. If the issuer chooses to issue securities in the form of global securities, the ultimate beneficial owners can only be indirect holders. The issuer does this by requiring that the global security be registered in the name of a financial institution it selects and by requiring that the securities included in the global security not be transferred to the name of any other direct holder except in the special situations described below. The financial institution that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The applicable prospectus supplement will indicate whether your series of securities will be issued only as global securities.

     As an indirect holder, your rights relating to a global security will be governed by the account rules of your financial institution and of the depositary, as well as general laws relating to securities transfers. You will not be recognized as a holder of securities by the issuer and instead the issuer will deal only with the depositary that holds the global security.

     You should be aware that if securities are issued only in the form of global securities:

     - you cannot have securities registered in your own name;

     - you cannot receive physical certificates for your interest in the securities;

     - you will be a street name holder and must look to your own bank or broker for payments on the securities and protection of your legal rights relating to the securities;

     - you may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own securities in the form of physical certificates;

     - the depositary's policies will govern payments, transfers, exchanges and other matters relating to your interest in the global security. The issuer, the relevant trustee and, in the case of Nortel Networks Corporation, any warrant agent have no responsibility for any aspect of the depositary's actions or inactions or for its records of ownership interests in the global security. The issuer, the relevant trustee and, in the case of Nortel Networks Corporation, any warrant agent also do not supervise the depositary in any way; and

     - the depositary will require that interests in a global security be purchased or sold within its system using same-day funds for settlement.

     In a few special situations, the global security will terminate and interests in it will be exchanged for physical certificates representing securities. After that exchange, the choice of whether to hold securities directly or in street name will be up to you. You must consult your bank or broker to find out how to have your interests in securities transferred to your name, so that you will be a direct holder. We refer you to "Description of Debt Securities -- Global Debt Securities."

     Unless otherwise specified in the prospectus supplement, the special situations for termination of a global security are:

     - when the depositary notifies the issuer that it is unwilling or no longer qualified to continue as depositary and the issuer does not or cannot appoint a successor depositary within 90 days; or

     - when the issuer notifies the relevant trustee that it wishes to terminate the global security.

     The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary (and not the issuer, the relevant trustee or, in the case of Nortel Networks Corporation, any warrant agent) is responsible for deciding the names of the institutions that will be the initial direct holders.

THE TERM "HOLDER" AS USED IN THIS PROSPECTUS AND ELSEWHERE

     In the descriptions of the securities included in this prospectus and any prospectus supplement, references to the "holder" of a given security being entitled to certain rights or payments, or being permitted to take certain actions, means the actual legal holder of the security.

     While you will be the holder if you hold a certificated security registered in your name, more often than not the holder will actually be either the broker, bank or other financial institution where you have your street name account, or, in the case of a global security, the depositary. This means that if you are an indirect holder, you will need to coordinate with the institution through which you hold your interest in a security in order to determine how the provisions involving holders described in this prospectus and any prospectus supplement will actually apply to you. For example, if the security in which you hold a beneficial interest in street name can be repaid at the option of the holder, you cannot redeem it yourself by following the procedures described in the prospectus supplement. Instead, you would need to cause the institution through which you hold your interest to take those actions on your behalf. Your institution may have procedures and deadlines different from or additional to those described in the prospectus supplement relating to that security.

                          DESCRIPTION OF SHARE CAPITAL

     The authorized capital of Nortel Networks Corporation includes an unlimited number of common shares, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares, without nominal or par value, issuable in series. A detailed description of the terms of the common shares and the preferred shares is incorporated by reference into this prospectus from Nortel Networks Corporation's registration statement on Form 8-A dated April 28, 2000, as amended, which you may obtain as described under "Where You Can Find More Information."

NORTEL NETWORKS CORPORATION COMMON SHARES

     At the close of business on April 30, 2002, there were 3,205,785,024 issued and outstanding common shares of Nortel Networks Corporation. The common shares of Nortel Networks Corporation are listed on the New York and Toronto stock exchanges.

     Holders of Nortel Networks Corporation common shares are entitled to one vote per share on all matters voted on at all meetings of shareholders, except meetings at which only holders of other classes or series of shares are entitled to vote.

     Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares, holders of common shares have the right to receive any dividends declared and payable by Nortel Networks Corporation on the common shares and the right to receive Nortel Networks Corporation's remaining assets upon liquidation, dissolution or winding-up, if any, after payment of all debts and liabilities.

     Holders of Nortel Networks Corporation common shares have no pre-emptive, redemption or conversion rights.

NORTEL NETWORKS CORPORATION SHAREHOLDER RIGHTS PLAN

     Nortel Networks Corporation has adopted a shareholder rights plan, the objectives of which are to provide adequate time for the board of directors and shareholders to assess an unsolicited take-over bid for Nortel Networks Corporation, to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value if such a bid is made and to provide the shareholders with an equal opportunity to participate in such a bid. The shareholder rights plan encourages a potential acquirer to proceed either by way of a "permitted bid" that satisfies certain minimum standards designed to promote fairness, or with the concurrence of the board of directors. A permitted bid under the shareholder rights plan is a take-over bid (within the meaning of Canadian law) made by way of a take-over bid circular that satisfies all of the following conditions:

     - the bid is made to all holders of its shares that are entitled to vote generally on the election of directors;

     - the bid must remain open for at least 60 days and more than 50% of the outstanding voting shares (other than shares beneficially owned on the date of the bid by the offeror and certain related parties) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for; in addition, if 50% of the voting shares are so deposited and not withdrawn, the offeror must make an announcement to that effect, and must leave the bid open for an additional ten business days; and

     - under the terms of the bid, voting shares may be deposited at any time between the date of the bid and the date voting shares are taken up and paid for, and any voting shares so deposited may be withdrawn until taken up and paid for.

     If the take-over bid fails to satisfy such minimum standards and the shareholder rights plan is not waived by the board of directors, the plan provides that the shareholders, other than the offeror, will be able to purchase additional amounts of the common shares at a 50% discount to current market price. A detailed description of the shareholder rights plan is incorporated by reference into this prospectus from Nortel Networks Corporation's registration statement on Form 8-A dated April 28, 2000, as amended, which you may obtain as described under "Where You Can Find More Information."

NORTEL NETWORKS CORPORATION PREFERRED SHARES

     Nortel Networks Corporation's board of directors may from time to time issue Class A preferred shares and Class B preferred shares in one or more series and determine for any such series, by resolution passed before issuance, its designation, number of shares and respective rights, privileges, restrictions and conditions. The holders of preferred shares do not have the right to receive notice of, attend, or vote at, any meeting of shareholders except to the extent otherwise determined by the board of directors and set forth in the articles of amendment designating any series of preferred shares or as provided in the Canada Business Corporations Act. Nortel Networks Corporation has not issued any preferred shares as of the date of this prospectus.

NORTEL NETWORKS LIMITED PREFERRED SHARES

     As of the date of this prospectus, Nortel Networks Limited has outstanding the following preferred shares:

     - 16,000,000 Cumulative Redeemable Class A Preferred Shares Series 5, or the series 5 shares; and

     - 14,000,000 Non-cumulative Redeemable Class A Preferred Shares Series 7, or the series 7 shares.

     Holders of the series 5 shares are entitled to, if declared, a monthly floating cumulative preferential cash dividend, which will float in relation to the average of the prime commercial lending rates of two designated Canadian chartered banks during the relevant month, as adjusted by the weighted average trading price of the series 5 shares during such month, up to a maximum of 100% of such prime rate. Holders of series 5 shares will have the right to convert their shares into Cumulative Redeemable Class A Preferred Shares Series 6, referred to as the series 6 shares, subject to certain conditions, on December 1, 2006, and on December 1 of every fifth year thereafter. Holders of series 6 shares will have a similar right to convert back into series 5 shares every five years. In certain circumstances, conversions may be automatic and mandatory. The series 5 shares are redeemable at any time, at Nortel Networks Limited's option, at C$25.50 per share together with accrued and unpaid dividends up to, but excluding, the date of redemption. If issued on December 1, 2006, the series 6 shares will be redeemable at Nortel Networks Limited's option at C$25 per share, together with accrued and unpaid dividends up to, but excluding, the date of redemption, on December 1, 2011, and on December 1 of every fifth year thereafter.

     Holders of the series 7 shares will, until November 30, 2002, be entitled to an annual fixed non-cumulative preferential cash dividend of C$1.225 per share (4.9%), payable, if declared, quarterly on the first day of March, June, September and December. From December 1, 2002, holders of the series 7 shares will be entitled to, if declared, a monthly floating non-cumulative preferential cash dividend. Holders of series 7 shares will have the right to convert their shares into Non-cumulative Redeemable Class A Preferred Shares Series 8, referred to as the series 8 shares, subject to certain conditions, on December 1, 2002 and on December 1 of every fifth year thereafter. Holders of the series 8 shares will have a similar right to convert back into series 7 shares every five years. In certain circumstances, conversions may be automatic and mandatory. The series 7 shares are not redeemable prior to December 1, 2002, at which time they will be redeemable at Nortel Networks Limited's option at C$25 per share, together with declared and unpaid dividends to the date of redemption. The series 7 shares will be redeemable after that date at Nortel Networks Limited's option at C$25.50 per share together with declared and unpaid dividends to the date of redemption. The series 8 shares will also be redeemable at Nortel Networks Limited's option at C$25 per share, together with declared and unpaid dividends up to, but excluding, the date of redemption, on December 1, 2007, and on December 1 of every fifth year thereafter.

                         DESCRIPTION OF DEBT SECURITIES

     This section describes the general terms that will apply to any debt securities that may be offered by Nortel Networks Corporation and Nortel Networks Limited pursuant to this prospectus. The specific terms of the offered debt securities, and the extent to which the general terms described in this section apply to debt securities, will be described in the related prospectus supplement at the time of the offer.

GENERAL

     As used in this prospectus, "debt securities" means the senior and subordinated debentures, notes, bonds, guarantees and other evidences of indebtedness that Nortel Networks Corporation issues, or Nortel Networks Limited issues and Nortel Networks Corporation guarantees, and, in each case, the relevant trustee authenticates and delivers under the applicable indenture.

     Nortel Networks Corporation may issue senior debt securities under an indenture between it and Deutsche Bank Trust Company Americas, as trustee. Nortel Networks Limited may issue senior guaranteed debt securities under a separate indenture among it, Nortel Networks Corporation, as guarantor, and Deutsche Bank Trust Company Americas, as trustee. These indentures are referred to in this prospectus as the "senior indentures".

     Nortel Networks Corporation may issue subordinated debt securities under a separate indenture between it and HSBC Bank USA, as trustee. Nortel Networks Limited may issue subordinated guaranteed debt securities under a separate indenture among it, Nortel Networks Corporation, as guarantor, and HSBC Bank USA, as trustee. These indentures are referred to in this prospectus as the "subordinated indentures". The senior indentures and the subordinated indentures are collectively referred to in this prospectus as the "indentures", and each of the trustee under the senior indentures and the trustee under the subordinated indentures are referred to in this prospectus as a "trustee".

     Under applicable Canadian law, a Canadian licensed trust company may be required to be appointed as co-trustee under any or all of the indentures in certain circumstances. It is anticipated that applications will be made to the appropriate Canadian regulatory authorities for exemptive relief from this and other requirements of Canadian law applicable to the indentures. If such relief is not obtained, the applicable legislative requirements will be complied with at the time of the applicable offering.

     The material provisions of the indentures are summarized on the following pages. The forms of the senior indentures and the subordinated indentures are filed as exhibits to the registration statement of which this prospectus forms a part, and you should read the indentures for provisions that may be important to you. If you would like more information on these provisions, see "Where You Can Find More Information" on how to locate the indentures.

     If a different trustee or a different indenture for a series of debt securities is used, those details will be provided in a prospectus supplement and the forms of any other indentures will be filed with the SEC at the time they are used.

     The following discussion is not complete and is qualified by reference to all the provisions of the indentures, including definitions of terms used in the indentures. The numerical references in parentheses below are to sections of the referenced indentures. For example, defined terms that have been given special meaning in the indentures are used in this section. Whenever particular sections or defined terms of the indentures are referenced in this prospectus or in any related prospectus supplement, those sections or defined terms are incorporated by reference here or in any related prospectus supplement.

     The indentures provide that debt securities in an unlimited amount may be issued thereunder from time to time in one or more series. Not all debt securities of any one series need be issued at the same time and, unless otherwise provided, any series may be reopened for issuances of additional debt securities of that series. (Section 301)

     Under the indentures,

     - Nortel Networks Corporation may issue debt securities directly, or may guarantee debt securities issued by Nortel Networks Limited; and

     - Nortel Networks Limited may only issue debt securities that are fully and unconditionally guaranteed by Nortel Networks Corporation, as more fully described below under "-- Ranking of Guarantee; Relationship to Secured Debt."

     The particular terms of each issue of debt securities, as well as any modifications or additions to the general terms of the relevant indenture which may be applicable in the case of that issue of debt securities, will be described in the related prospectus supplement. This description will include, where applicable:

     - the designation, aggregate principal amount and denominations of the debt securities;

     - the price, expressed as a percentage of the aggregate principal amount, at which the debt securities will be issued;

     - the date or dates on which, and the place or places where, the principal of the debt securities is payable;

     - the currency or currencies in which the debt securities will be sold and in which payments in respect of the debt securities will be made, whether the holder of any of the debt securities may elect the currency in which payments are to be made and, if so, the manner of such election;

     - the rate or rates or the method of determination of the rates, which may be fixed or variable, per annum at which the debt securities will bear interest, if any;

     - the date from which interest on the debt securities will accrue, the date or dates on which, and the place or places where, interest will be payable and the date on which payment of interest will commence;

     - if other than the principal amount, the portion of the principal amount of debt securities that will be payable upon the acceleration of maturity of the debt securities;

     - the terms and conditions on which the relevant issuer may, at its option, redeem the debt securities in whole or in part;

     - the terms and conditions on which the relevant issuer may be obligated to redeem, repay or purchase the debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof;

     - the terms, if any, upon which the debt securities will be defeasable;

     - any special provisions for the payment of additional interest or amounts with respect to the debt securities;

     - any provisions for the conversion or exchange of debt securities;

     - whether the debt securities will be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary;

     - if a temporary global security will be issued with respect to the debt securities, provisions relating to payment of interest prior to the issuance of individual debt securities, and provisions relating to the exchange of interests in the temporary global security for interests in individual debt securities;

     - any additional covenants, including restrictive covenants, for the benefit of holders of the debt securities;

     - any additional events of default provided with respect to the debt securities;

     - in the case of Nortel Networks Corporation, the terms of any warrants offered together with the debt securities;

     - any exchange on which debt securities of a series will be listed or to which application will be made to list the series;

     - material United States and Canadian tax consequences of owning the debt securities; and

     - any other material terms and conditions of the debt securities not inconsistent with the provisions of the indenture. (Section 301)

     If any series of debt securities are sold for, are payable in or are denominated in one or more foreign currencies, currency units or composite currencies, the related prospectus supplement will also describe any restrictions, elections, tax consequences, specific terms and other information with respect to that series of debt securities that are applicable as a result. (Section 301)

     Debt securities may be issued as original issue discount securities to be offered and sold at a substantial discount below their stated principal amounts. The related prospectus supplement will describe any material United States and Canadian federal income tax consequences and other special considerations that may apply to any such original issue discount securities. (Section 101)

     Except as described herein or in any relevant prospectus supplement, the indentures do not contain any covenants or other provisions designed to protect holders of the debt securities against a reduction in the creditworthiness of Nortel Networks Corporation or Nortel Networks Limited in the event of a highly leveraged transaction or that would prohibit other transactions that might adversely affect holders of the debt securities.

RANKING OF DEBT SECURITIES; RELATIONSHIP TO SECURED DEBT

     Senior debt securities versus other debt. By their terms, the senior debt securities will be direct, unconditional, unsecured and unsubordinated obligations of the relevant issuer and will rank equally and ratably without preference among themselves and at least equally with other senior unsecured obligations of such issuer, except to the extent prescribed by law.

     Subordinated debt securities versus other debt. By their terms, the subordinated debt securities will be direct, unconditional, unsecured and subordinated obligations of the relevant issuer and will be junior in right of payment to the existing and future senior obligations of such issuer. The extent of subordination of a particular series of subordinated debt securities will be as set forth here or in the applicable prospectus supplement as described below under "Provisions Applicable to Subordinated Debt Securities and Subordinated Guarantees -- Subordination of Subordinated Debt Securities and Subordinated Guarantees."

     Relationship of senior and subordinated debt securities to secured debt. The senior and subordinated debt securities of each issuer will be effectively subordinated to any secured debt of such issuer to the extent of the value of the assets securing such debt. In addition, under the terms of the security agreements related to credit agreements to which Nortel Networks Limited and its subsidiary, Nortel Networks Inc., are parties, an aggregate amount up to $3.5 billion of bank commitments under all of Nortel Networks Limited's credit agreements currently benefit from the aforementioned security, which we refer to as the Nortel Networks Security Package. The Nortel Networks Security Package includes pledges of shares and/or guarantees, over substantially all of Nortel Networks Limited's assets and those of most of its United States and Canadian subsidiaries as well as pledges of shares and/or guarantees by certain of Nortel Networks Limited's other subsidiaries. The security will remain in effect until such time as Nortel Networks Limited's United States senior unsecured long-term debt ratings return to Baa2 (with a stable outlook) and BBB (with a stable outlook), as determined by Moody's Investors Services, Inc. and Standard & Poor's Ratings Service, respectively, or until all of Nortel Networks Limited's credit facilities have expired. Under the terms of these security agreements and certain covenants contained in the indentures governing the outstanding public debt of Nortel Networks Corporation, Nortel Networks Limited and their subsidiaries, which are referred to as the Outstanding Nortel Networks Public Debt, the Outstanding Nortel Networks Public Debt is also secured by the Nortel Networks Security Package for so long as the potential or actual borrowings under the credit agreements are secured by the Nortel Networks Security Package. The debt securities to be issued pursuant to this prospectus will not benefit from the Nortel Networks Security Package and lenders under the credit agreements and the holders of the Outstanding Nortel Networks Public Debt will have a claim as secured parties with respect to the assets subject to the Nortel Networks Security Package.

RANKING OF NORTEL NETWORKS CORPORATION GUARANTEES; RELATIONSHIP TO SECURED DEBT

     Nortel Networks Corporation guarantees versus other debt. Debt securities and guarantees issued by Nortel Networks Limited will be unconditionally and irrevocably guaranteed by Nortel Networks Corporation. If, for any reason, Nortel Networks Limited does not make any required payment in respect of its debt securities or its guarantees when due, whether on the normal due date, on acceleration, redemption or otherwise, Nortel Networks Corporation will cause the payment to be made to or to the order of the relevant trustee upon any failure by Nortel Network Limited to make the required payment as stipulated. By its terms, the Nortel Networks Corporation senior guarantees of Nortel Networks Limited senior debt securities will be direct, unconditional, unsecured and unsubordinated obligations of Nortel Networks Corporation and will rank equally and ratably without preference among themselves and equally with other senior unsecured and unsubordinated obligations of Nortel Networks Corporation, except to the extent prescribed by law. By its terms, the Nortel Networks Corporation subordinated guarantees of Nortel Networks Limited subordinated debt securities will be direct, unconditional, unsecured and subordinated obligations of Nortel Networks Corporation and will be junior in right of payment to the existing and future senior obligations of Nortel Networks Corporation. The extent of subordination of the Nortel Networks Corporation subordinated guarantees will be as set forth here or in the applicable prospectus supplement as described below under "Provisions Applicable to Subordinated Debt Securities and Subordinated Guarantees -- Subordination of Subordinated Debt Securities and Subordinated Guarantees." The holder of a guaranteed debt security will be entitled to payment under the relevant guarantee of Nortel Networks Corporation without taking any action whatsoever against Nortel Networks Limited. (Section 203)

     Relationship of Nortel Networks Corporation guarantees to secured debt. The senior and subordinated guarantees of Nortel Networks Corporation will be effectively subordinated to any secured debt of Nortel Networks Corporation to the extent of the value of the assets securing such debt. The credit agreements and the Outstanding Nortel Networks Public Debt are secured by the Nortel Networks Security Package for so long as the potential or actual borrowings under the credit agreements are secured by the Nortel Networks Security Package. The guarantees of Nortel Networks Corporation to be issued pursuant to this prospectus will not benefit from the Nortel Networks Security Package and lenders under the credit agreements and the holders of the Outstanding Nortel Networks Public Debt will have a claim as secured parties with respect to the assets subject to the Nortel Networks Security Package. Each applicable prospectus supplement will set forth, as of the most recent practicable date, the aggregate amount of outstanding secured debt of the relevant issuer or the guarantor.

FORM, DENOMINATION, REGISTRATION AND TRANSFER

     Debt securities will be issued only in registered form and debt securities of a series may be issued in whole or in part in the form of one or more global securities. (Section 202)

     Unless otherwise specified in the related prospectus supplement, debt securities will be denominated in U.S. dollars in integral multiples of $1,000. The denomination of any series of debt securities denominated in a foreign or composite currency will be specified in the related prospectus supplement. If applicable, one or more global securities in a denomination or aggregate denominations will be issued equal to the aggregate principal amount of the outstanding debt securities of the series to be represented by such global security or securities.

     The relevant trustee usually acts as the issuer's agent for registering debt securities in the names of holders and recording transfers of debt securities, although the issuer may appoint another entity to perform this function. The entity performing this function is called the "security registrar".

     You may transfer or exchange debt securities at the office of the security registrar. You will not be required to pay any service charge for any registration of transfer or exchange of debt securities, but you may be required to pay for any tax or other governmental charge associated with the transfer or exchange. You may have your debt securities, other than a global security, exchanged for more debt securities of smaller permitted denominations or for fewer debt securities of larger permitted denominations. The transfer or exchange of a debt security will only be made if the security registrar is satisfied with your proof of ownership. (Sections 302 and 305)

GLOBAL DEBT SECURITIES

     Debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the related prospectus supplement. Global securities will only be issued in registered form and in either temporary or definitive form. Unless a global security is exchanged in whole or in part for debt securities in definitive form, a global security generally may be transferred only as a whole and only to the depositary or to a nominee of the depositary or to a successor depositary or its nominee. (Sections 303 and 305)

     A general description of global securities arrangements is set forth above under "Legal Ownership of Securities -- Global Securities." The specific terms of the depositary arrangement with respect to any debt securities of a series issued in global form will be described in the prospectus supplement related to such series. The provisions of the next two paragraphs are expected to apply to all depositary arrangements for debt securities.

     Upon the issuance of a global security, the depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by the global security to the accounts of institutions that have accounts with the depositary. These institutions are called "participants". The participant accounts to be credited will be designated by the underwriters or agents for such debt securities or, if the debt securities are offered and sold directly by the relevant issuer, by such issuer. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that interest will be effected only through, records maintained by the depositary or its nominee, or by participants or persons that hold through participants.

     Upon receipt of any payment in respect of a global security, the depositary or its nominee will immediately credit participants' accounts with amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown in the records of the depositary or its nominee. Payments by participants to owners of beneficial interests in a global security held through participants will be governed by standing instructions and customary practices and will be the responsibility of those participants.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, on) debt securities of a particular series will be made in the designated currency against surrender of the debt securities at the corporate trust office of the relevant trustee or the relevant paying agent in New York City. Unless otherwise indicated in the applicable prospectus supplement, payment of any installment of interest on debt securities will be made to the person in whose name the debt security is registered at the close of business on the regular record date for such interest. Unless otherwise indicated in the applicable prospectus supplement, payments of interest will be made, at the issuer's option:

     - at the corporate trust office of the relevant trustee or the relevant paying agent in New York City;

     - by a wire transfer; or

     - by a check in the designated currency mailed to each holder at the relevant holder's registered address. (Sections 307 and 1001)

     We may appoint one or more paying agents to effect payments in respect of debt securities. Any paying agent for a series of debt securities will, if not identified in this prospectus, be identified in the applicable prospectus supplement. We intend to appoint Deutsche Bank Trust Company Americas as the paying agent under the subordinated indentures. The appointment of any paying agent may be terminated at any time, except that at least one paying agent will be maintained in New York City for payments with respect to debt securities of any series payable in U.S. dollars. (Sections 101 and 1002)

     All monies paid to a paying agent in respect of any debt security that remain unclaimed at the end of two years after the relevant amounts shall have become due and payable will be repaid to the relevant issuer. Holders of these debt securities will thereafter look only to the relevant issuer for payment of these amounts. (Section 1003)

EVENTS OF DEFAULT

     Each of the following events will constitute an "event of default" under the indenture with respect to the debt securities of a particular series:

     - default in payment of principal of, and premium, if any, on, any debt security of the series when due;

     - default in payment of interest on any debt security of the series when due which continues for 30 days;

     - default in the deposit of any sinking fund payment on any debt security of the series when due which continues for 30 days;

     - default in performing or observing any of the covenants, agreements or other obligations in the indenture for 90 days after written notice by the holders of not less than 25% in principal amount of the outstanding debt securities of the series;

     - certain events of bankruptcy, insolvency or reorganization of the relevant issuer or guarantor (if any); and

     - any other event of default set forth in the applicable prospectus supplement with respect to a particular series of debt securities. (Section 501)

     You should refer to "Provisions Applicable to Senior Debt Securities and Guarantees -- Additional Events of Default" below for additional events of default that apply only to senior debt securities and senior guarantees. An event of default with respect to a particular series of debt securities will not necessarily constitute an event of default with respect to any other series of debt securities. Each issuer is required to file with the relevant trustee an annual officers' certificate as to the absence of specified defaults under the applicable indenture. (Section 1004)

     If an event of default with respect to a series of debt securities occurs and is continuing, either the relevant trustee or the holders of not less than 25% in principal amount of the then-outstanding debt securities of the relevant series may declare the principal of (and premium, if any, on) all debt securities of the series to be due and payable, together with accrued interest. (Section 501) The indenture provides that in certain cases, the holders of a majority in principal amount of the then-outstanding debt securities of a series may, on behalf of the holders of all debt securities of that series, waive any past default or event of default and rescind and annul any such declaration and its consequences. (Sections 502 and 503)

     The relevant trustee may require indemnification from the holders of debt securities of a series before proceeding to exercise any right or power under the indenture at the request of those holders. (Sections 601 and 606) The holders of a majority in principal amount of the then-outstanding debt securities of any series may:

     - direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series; and

     - take any other action authorized to be taken under the indenture or under applicable law. However, the relevant trustee may refuse to follow any direction that conflicts with law or the indenture or is unduly prejudicial to the rights of other holders. (Section 506)

     No holder will be entitled to pursue any remedy with respect to the indenture unless the relevant trustee fails to act for 60 days after it is given:

     - notice of default by that holder;

     - a request to enforce the indenture by the holders of not less than 25% in aggregate principal amount of all of the then-outstanding debt securities issued under the indenture (treated as a single class); and

     - an indemnity to the relevant trustee, satisfactory to the relevant trustee, and during this 60-day period the holders of a majority in principal amount of all of the then-outstanding debt securities issued under the indenture (treated as a single class) do not give a direction to the relevant trustee that is inconsistent with the enforcement request. (Section 507) These provisions will not prevent any holder of debt securities from enforcing payment of principal of (and premium, if any) and interest on the debt securities at the relevant due dates. (Section 508)

     If an event of default with respect to a series of debt securities occurs and is continuing, the relevant trustee will mail to the holders of those debt securities a notice of the event of default within 90 days after it occurs. However, except in the case of a default in any payment in respect of a series of debt securities, the relevant trustee shall be protected in withholding notice of an event of default if it determines in good faith that withholding notice is in the interests of the holders of the relevant debt securities. (Section 605)

CONVERSION OR EXCHANGE RIGHTS

     The terms upon which debt securities may be convertible into or exchangeable for Nortel Networks Corporation's common shares will be described in the related prospectus supplement. These terms will include provisions as to whether conversion or exchange is mandatory or optional. They may also include provisions adjusting the number of Nortel Networks Corporation's common shares to be issued in respect of such debt securities upon the occurrence of certain events.

MODIFICATION OF THE INDENTURES

     Each indenture provides that the issuer, the guarantor (if any) and the applicable trustee may modify the indenture without the consent of holders to make certain changes which do not adversely affect the interests of the holders, including:

     - the succession of another corporation to the issuer or the guarantor (if any) and the assumption of the debt securities or guarantee (if any) by the successor;

     - to add covenants or other provisions to provide additional rights or benefits to any or all debt securities for the benefit of holders, to surrender any right or power of the issuer or the guarantor (if any) or to make changes that would not adversely affect the legal rights of any holder of the relevant series;

     - to add additional events of default to any or all debt securities;

     - to change or eliminate any restrictions on the payment of principal of (or premium, if any, on) debt securities, provided that such action shall not adversely affect the interests of holders of any debt securities of the relevant series in any material respect;

     - to change or eliminate any provision of the indenture, provided that any such modification shall only become effective when there are no debt securities outstanding which were issued prior to such modification;

     - to establish the form or terms of debt securities of any series and to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

     - to evidence and provide for the acceptance of a successor trustee or to facilitate the administration of the trust under more than one trustee;

     - to secure, guarantee or further guarantee the debt securities;

     - to effect or maintain qualification of the indenture under the Trust Indenture Act;

     - to provide for the conversion rights of holders in certain events;

     - to reduce the conversion price, if applicable, of any series of debt securities;

     - to permit or facilitate defeasance or discharge of any or all debt securities, provided that such modification shall not adversely affect the interests of holders of any debt securities in any material respect; or

     - to cure any ambiguity or correct or supplement any defective or inconsistent provisions, provided that any changes will not adversely affect the interests of holders of debt securities in any material respect. (Section 901)

     Each indenture provides that, in general, the relevant issuer, the guarantor (if any) and the relevant trustee may modify the indenture or the rights of the holders of any debt securities so long as the consent of the holders of not less than a majority in principal amount of the then-outstanding debt securities affected by the modification is obtained. Each indenture also provides, however, that no modification may be effected without the consent of each affected holder if that modification would:

     - change the maturity of any debt security, or reduce the principal amount or any premium payable on redemption thereof, or reduce the rate or change the time of payment of interest thereon, or change any place of payment or change the currency in which a debt security is payable or affect the right of any holder to institute suit for the enforcement of payment in accordance with the foregoing;

     - reduce the percentage in principal amount of outstanding debt securities the consent of whose holders is required for approval of any proposed modification to the relevant indenture or for waivers of certain covenants or defaults under the relevant indenture, or reduce the requirements for quorum or voting; or

     - in the case of guaranteed debt securities, change the terms and conditions of the obligations of the guarantor in respect of payments under the guarantee. (Section 902)

     Each indenture contains provisions for convening meetings of the holders of debt securities of a series. (Section 1401 or, in the case of the subordinated indenture in respect of Nortel Networks Limited subordinated debt securities,
Section 1701) A meeting may be called at any time by the relevant trustee, or upon the request of the relevant issuer or guarantor (if any), as the case may be, or the holders of at least 10% in principal amount of the outstanding debt securities of the series. (Section 1402 or, in the case of the subordinated indenture in respect of Nortel Networks Limited subordinated debt securities,
Section 1702) Except as described in the preceding paragraph and as otherwise provided in the relevant indenture, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series.

     Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the relevant indenture will be binding on all holders of debt securities of that series whether or not present or represented at the meeting. The quorum at any meeting of the holders of debt securities of a series called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series. (Section 1404 or, in the case of the subordinated indenture in respect of Nortel Networks Limited subordinated debt securities, Section 1704)

DEFEASANCE

     Satisfaction of the following conditions may permit the relevant issuer and the guarantor (if any) to omit to comply with all obligations, covenants and agreements under the relevant indenture with respect to a series of debt securities (also referred to as "defeasance"):

     - the relevant issuer must irrevocably deposit with the trustee as specific security pledged for the due payment and ultimate satisfaction of such issuer's obligations in respect of the debt securities of the series affected, funds in the currency in which the debt securities are payable and/or, subject to specified conditions, obligations of the government that issued the currency in which the debt securities are payable in an amount sufficient to pay (1) the principal of (and premium, if any) and interest on the outstanding debt securities of the particular series on their stated maturity and (2) any mandatory prepayments on the day on which those prepayments are due and payable;

     - the relevant issuer must deliver to the relevant trustee opinions of counsel to the effect that holders of the debt securities affected will not recognize income, gain or loss for United States or Canadian federal income tax purposes as a result of the deposit of funds and defeasance of its obligations and will be subject to United States and Canadian federal income tax as if the deposit and defeasance had not occurred, including non-resident withholding taxes;

     - the deposit of funds must not result in a breach or violation of, or constitute a default under, the relevant indenture or any other material agreement or instrument to which the relevant issuer is a party or by which it is bound;

     - on the date of the deposit of funds, there must not have occurred and be continuing an event of default with respect to the debt securities affected or an event that, with notice or lapse of time, would become an event of default;

     - if the debt securities affected are listed on the New York Stock Exchange, the relevant issuer must deliver to the relevant trustee an opinion of counsel to the effect that the deposit of funds and defeasance of its obligations will not cause the debt securities to be delisted; and

     - the relevant issuer must deliver to the relevant trustee an opinion of counsel stating that all conditions precedent to the defeasance under the indenture have been complied with. (Section 1301)

     Each indenture contains provisions that permit the relevant issuer or, to the extent applicable, any of its subsidiaries, subject to satisfaction of specified conditions, to omit to comply with the particular restrictive covenants applicable with respect to debt securities of any series. This is known as "covenant defeasance". If the relevant issuer satisfies the conditions for defeasance and the deposit of funds does not cause the trustee to have a conflicting interest, within the meaning of the indenture and the Trust Indenture Act of 1939, as amended, then any failure on the part of the relevant issuer or, to the extent applicable, its subsidiaries to comply with the terms of the covenants will not be an event of default under the relevant indenture with respect to the relevant securities. The relevant prospectus supplement will indicate whether there will be "defeasance" of any series of debt securities, and will describe any modifications to the above conditions, additional conditions or related provisions. (Section 1302)

AMALGAMATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

     Each issuer and guarantor (if any) has covenanted in the indentures that it will not amalgamate or merge with any other corporation or enter into any reorganization or arrangement or effect any conveyance, transfer or lease of all or substantially all of its and its subsidiaries' assets, taken as a whole (other than such transactions between Nortel Networks Corporation and Nortel Networks Limited, subject to certain conditions), unless specified conditions are satisfied. These conditions are as follows:

     - either (1) it is the surviving corporation or one of the continuing corporations or (2) the successor corporation (or the person that leases or that acquires by conveyance or transfer all or substantially all of it and its subsidiaries' assets, taken as a whole) expressly assumes, by supplemental indenture, its obligations under the indenture; and

     - it or the successor corporation, as the case may be, is not immediately after the transaction in default under the indenture or the debt securities. (Section 801)

PROVISIONS APPLICABLE TO SENIOR DEBT SECURITIES AND SENIOR GUARANTEES

     Additional covenants. An issuer or guarantor of senior debt securities may be subject to additional covenants, including restrictive covenants. Additional covenants in respect of a particular series of senior debt securities will be set forth in the relevant prospectus supplement and, to the extent necessary, in the supplemental indenture relating to that series of senior debt securities.

     Additional events of default. Each senior indenture provides that a default by the relevant issuer or the guarantor (if any) in respect of any single obligation in respect of indebtedness for borrowed money that exceeds on its face $100,000,000 in principal amount which results in the acceleration of the due date of that indebtedness, if this acceleration is not rescinded or annulled within 10 days after notice meeting the specific requirements of the indenture has been given, shall also constitute an "event of default". The provisions described under "Events of Default" shall also apply in respect of the foregoing additional event of default.

     Concerning the senior trustee. Deutsche Bank Trust Company Americas is the trustee under the senior indentures as well as the convertible senior indenture dated as of August 15, 2001 in respect of the 4.25% convertible senior notes of Nortel Networks Corporation as fully and unconditionally guaranteed by Nortel Networks Limited. Deutsche Bank Trust Company Americas is also the security registrar and paying agent under the subordinated indentures. An affiliate of the senior trustee maintains normal banking relations, including the maintenance of depository accounts, with Nortel Networks Corporation, Nortel Networks Limited and their subsidiaries and affiliates.

PROVISIONS APPLICABLE TO SUBORDINATED DEBT SECURITIES AND SUBORDINATED
GUARANTEES

     General. The subordinated debt securities will be unsecured obligations of the issuer under each subordinated indenture, and will be subordinate in right of payment to certain other indebtedness as described below under "Subordination of Subordinated Debt Securities and Subordinated Guarantees" or in the applicable prospectus supplement. The subordinated guarantees will be unsecured obligations of the guarantor, and will be subordinate in right of payment to certain other indebtedness as described below under "Subordination of Subordinated Debt Securities and Subordinated Guarantees" or in the applicable prospectus supplement. The subordinated debt securities and subordinated guarantees will also be effectively subordinated to any secured debt of the relevant issuer or guarantor, as the case may be, to the extent of the value of the assets securing such debt. As noted above under "Ranking of Debt Securities; Relationship to Secured Debt -- Relationship of senior and subordinated debt securities to secured debt," the Outstanding Nortel Networks Public Debt and the indebtedness that may be incurred under the referenced credit agreements are secured by the Nortel Networks Security Package. Each applicable prospectus supplement will set forth, as of the most recent practicable date, the aggregate amount of outstanding debt that would rank senior to the subordinated debt securities or subordinated guarantees and the aggregate amount of outstanding secured debt of the relevant issuer or guarantor.

     Subordination of subordinated debt securities and subordinated guarantees. Payments on the subordinated debt securities will, as described below under "Subordination of Subordinated Debt Securities and Subordinated Guarantees" or in the applicable prospectus supplement, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all existing and future senior debt of the relevant issuer. Payments under a subordinated guarantee will, as described below under "Subordination of Subordinated Debt Securities and Subordinated Guarantees" or in the applicable prospectus supplement, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all existing and future senior debt of the guarantor. As a result, the subordinated debt securities and subordinated guarantees will be effectively subordinated to all senior debt of the relevant issuer and the guarantor and to all debt of subsidiaries of the relevant issuer and guarantor.

     "Senior debt" is defined in the subordinated indentures, with respect to the relevant issuer or the guarantor (if any), as the principal of (and premium, if any) and interest on any indebtedness, whether outstanding at the date of the subordinated indentures or thereafter created or incurred, which is for:

     - money borrowed by such entity;

     - securities, notes, debentures, bonds or other similar instruments issued by such entity;

     - capitalized lease obligations of such entity;

     - obligations of such entity evidencing the purchase price for acquisitions by such entity or a subsidiary other than in the ordinary course of business;

     - obligations, contingent or otherwise, of such entity in respect of any letters of credit, bankers' acceptance, security purchase facilities or similar credit transactions;

     - obligations in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements;

     - money borrowed by or obligations described in the six preceding bulletpoints of others and assumed or guaranteed by such entity;

     - obligations under performance guarantees, support agreements and other agreements in the nature thereof relating to the obligations of any subsidiary of such entity;

     - renewals, extensions, refundings, amendments and modifications of any indebtedness of the kind described in the eight preceding bulletpoints or of the instruments creating or evidencing such indebtedness, unless, in each case, by the terms of the instrument creating or evidencing such indebtedness or such renewal, extension, refunding, amendment and modification it is provided that such indebtedness is not senior in right of payment to the subordinated debt securities; and

     - obligations of the type referred to in the nine preceding bulletpoints of others secured by a lien on the property or asset of such entity.

     Unless otherwise specified in the applicable prospectus supplement for a particular series of subordinated debt securities, in the event of any distribution of assets of an issuer or the guarantor (if any) upon its dissolution, winding up, liquidation or reorganization, the holders of senior debt shall first be paid in full in respect of principal, premium (if any) and interest before any such payments are made on account of the subordinated debt securities or subordinated guarantee (if any). In addition, in the event that
(1) the subordinated debt securities are declared due and payable because of an event of default (other than under the circumstances described in the preceding sentence) or (2) any default has occurred and is continuing in the payment of principal, premium (if any), sinking funds or interest on any senior debt, then no payment shall be made on account of principal, premium (if any), sinking funds or interest on the subordinated debt securities or on the related subordinated guarantee (if any) until all such payments due in respect of such senior debt have been paid in full. (Sections 1502 and 1503)

     By reason of the subordination provisions described above, in the event of liquidation or insolvency, creditors of the relevant issuer or guarantor (if any) who are not holders of senior debt or a senior guarantee may recover less, ratably, than holders of senior debt or a senior guarantee and may recover more, ratably, than holders of the subordinated debt securities and any subordinated guarantee.

     Deferral of interest payments. The terms upon which payments of interest on subordinated debt securities may be deferred by the relevant issuer will be set forth in the relevant prospectus supplement and, to the extent necessary, in the supplemental indenture relating to that series of subordinated debt securities. If such terms are provided for, an interest payment properly deferred will not constitute a default in the payment of interest. (Section
1401)

     Additional covenants. An issuer or guarantor of subordinated debt securities may be subject to additional covenants, including restrictive covenants. Such additional covenants in respect of a particular series of subordinated debt securities will be set forth in the relevant prospectus supplement and, to the extent necessary, in the supplemental indenture relating to that series of subordinated debt securities.

     Concerning the subordinated trustee, the security registrar and the paying agent. HSBC Bank USA is the trustee under the subordinated indentures. An affiliate of the subordinated trustee maintains normal banking relationships, including maintenance of depository accounts, with Nortel Networks Corporation, Nortel Networks Limited and their subsidiaries and affiliates. Deutsche Bank Trust Company Americas, the trustee under the senior indentures, is the security registrar and the paying agent under the subordinated indentures. You should refer to "Provisions Applicable to Senior Debt Securities and Senior
Guarantees --

Concerning the Senior Trustee" for information concerning Deutsche Bank Trust Company Americas' relationships with the issuers and the guarantor.

                            DESCRIPTION OF WARRANTS

     This section describes the general terms that will apply to any warrants for the purchase of common shares or preferred shares that may be offered by Nortel Networks Corporation, referred to herein as "equity warrants" or for the purchase of debt securities that may be offered by Nortel Networks Corporation, referred to herein as "debt warrants", in either case pursuant to this prospectus.

     Warrants may be offered separately or together with equity or debt securities, as the case may be. Each series of warrants will be issued under a separate warrant agreement to be entered into between Nortel Networks Corporation and one or more banks or trust companies acting as warrant agent. The applicable prospectus supplement will include details of the warrant agreements covering the warrants being offered. The warrant agent will act solely as the agent of Nortel Networks Corporation and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement.

EQUITY WARRANTS

     The particular terms of each issue of equity warrants will be described in the related prospectus supplement. This description will include, where applicable:

     - the designation and aggregate number of equity warrants;

     - the price at which the equity warrants will be offered;

     - the currency or currencies in which the equity warrants will be offered;

     - the designation and terms of the common or preferred shares purchasable upon exercise of the equity warrants;

     - the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

     - the number of common or preferred shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each equity warrant;

     - the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

     - the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

     - whether the warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

     - material United States and Canadian tax consequences of owning the warrants; and

     - any other material terms or conditions of the warrants.

DEBT WARRANTS

     The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

     - the designation and aggregate number of debt warrants;

     - the price at which the debt warrants will be offered;

     - the currency or currencies in which the debt warrants will be offered;

     - the aggregate principal amount, currency or currencies, denominations and terms of the series of debt securities that may be purchased upon exercise of the debt warrants;

     - the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

     - the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

     - the principal amount of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of securities may be purchased upon exercise of each debt warrant;

     - the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

     - the minimum or maximum amount of debt warrants that may be exercised at any one time;

     - whether the warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

     - material United States and Canadian tax consequences of owning the debt warrants; and

     - any other material terms or conditions of the debt warrants.

                  DESCRIPTION OF SHARE PURCHASE CONTRACTS AND
                         SHARE PURCHASE OR EQUITY UNITS

     Nortel Networks Corporation may issue share purchase contracts, including contracts obligating holders to purchase from Nortel Networks Corporation, and Nortel Networks Corporation to sell to the holders, a specified number of common shares or preferred shares, at a future date or dates, or similar contracts issued on a "prepaid" basis, which in each case are referred to herein as "share purchase contracts". The price per common share or preferred share, as the case may be, and the number of common shares or preferred shares, as the case may be, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula set forth in the share purchase contracts. The share purchase contracts will require either the share purchase price be paid at the time the share purchase contracts are issued or that payment be made at a specified future date. The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and debt securities of Nortel Networks Corporation or obligations of third parties (including U.S. treasury securities), which are referred to herein as "share purchase or equity units", and may or may not serve as collateral for a holder's obligations. The share purchase contracts may require holders to secure their obligations thereunder in a specified manner. The share purchase contracts also may require Nortel Networks Corporation to make periodic payments to the holders of the share purchase contracts or vice versa, and such payments may be unsecured or refunded on some basis.

     The applicable prospectus supplement will describe the terms of the share purchase contracts or share purchase or equity units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the share purchase contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the share purchase contracts or share purchase or equity units. Material United States and Canadian federal income tax considerations applicable to the holders of the share purchase or equity units and the share purchase contracts will also be discussed in the applicable prospectus supplement.

                              PLAN OF DISTRIBUTION

     Nortel Networks Corporation and Nortel Networks Limited may sell the securities described in this prospectus to or through underwriters, agents or dealers or directly to institutional purchasers or to a single purchaser.

     The applicable prospectus supplement will identify or describe:

     - any underwriters, agents or dealers;

     - their compensation;

     - the net proceeds to the relevant issuer;

     - the purchase price of the securities;

     - the initial public offering price of the securities; and

     - any exchange on which the securities are listed or to which application will be made to list the securities.

     Nortel Networks Corporation and Nortel Networks Limited may designate agents to solicit purchases for the period of their appointment to sell securities on a continuing basis. Unless otherwise indicated in the related prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

     If underwriters are used for a sale of securities, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise indicated in the related prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to various conditions precedent and the underwriters will be obligated to purchase all the relevant securities offered if any of such securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Underwriters and agents may from time to time purchase and sell the securities described in this prospectus and the relevant prospectus supplement in the secondary market, but are not obligated to do so. No assurance can be given that there will be a secondary market for the securities or liquidity in the secondary market if one develops. From time to time, underwriters and agents may make a market in the securities.

     One or more firms, referred to as "remarketing firms", may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement contemplated by the terms of the securities. Remarketing firms will act as principals for their own accounts or as agents. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with Nortel Networks Corporation and Nortel Networks Limited, and will describe the remarketing firm's compensation. Remarketing firms may be deemed to be underwriters in connection with the remarketing of the securities. If required by applicable securities laws, this prospectus and an applicable prospectus supplement may also be delivered in connection with the exercise by a holder of an early settlement option or similar feature of share purchase or similar contracts.

     Underwriters named in a prospectus supplement are deemed to be "underwriters" within the meaning of the Securities Act in connection with the securities offered thereby, and any discounts or commissions they receive from Nortel Networks Corporation and Nortel Networks Limited and any profit on their resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Nortel Networks Corporation and Nortel Networks Limited may have agreements with the underwriters, agents and dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof. Underwriters, agents and dealers may engage in transactions with or perform services for Nortel Networks Corporation and Nortel Networks Limited or their respective subsidiaries and affiliates in the ordinary course of their businesses.

     Unless indicated in the applicable prospectus supplement, the issuers do not expect to apply to list the securities on a securities exchange, except for the common shares of Nortel Networks Corporation, which are listed on the New York Stock Exchange and the Toronto Stock Exchange.

     The securities described in this prospectus will not be offered or sold in or to a resident of Canada in contravention of the securities laws of Canada or any province or territory thereof.

                           VALIDITY OF THE SECURITIES

     The validity of the securities described in this prospectus will be passed upon for Nortel Networks Corporation and Nortel Networks Limited by Nicholas J. DeRoma, Chief Legal Officer of each of these corporations. Nortel Networks Corporation and Nortel Networks Limited have also been represented by Cleary, Gottlieb, Steen & Hamilton, New York, New York with respect to certain matters under United States law. Certain matters under United States law will be passed upon for any underwriters or agents, as the case may be, by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Individually and together with members of his family, Mr. DeRoma owns, has options to purchase and has other interests in Nortel Networks Corporation's common shares.

                                    EXPERTS

     The consolidated financial statements and the related financial statements schedule prepared in accordance with accounting principles generally accepted in the United States of America and audited in accordance with auditing standards generally accepted in the United States of America incorporated in this prospectus by reference from Nortel Networks Corporation's Current Report on Form 8-K dated May 13, 2002 and Nortel Networks Corporation's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such Firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements and the related financial statements schedule prepared in accordance with accounting principles generally accepted in the United States of America and audited in accordance with auditing standards generally accepted in the United States of America incorporated in this prospectus by reference from Nortel Networks Limited's Current Report on Form 8-K dated May 13, 2002 and Nortel Networks Limited's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such Firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles and audited in accordance with Canadian generally accepted auditing standards incorporated in this prospectus by reference from Nortel Networks Corporation's Current Report on Form 8-K dated May 13, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such Firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles and audited in accordance with Canadian generally accepted auditing standards incorporated in this prospectus by reference from Nortel Networks Limited's Current Report on Form 8-K dated May 13, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such Firm given upon their authority as experts in accounting and auditing.

     The financial statements of Nortel Networks S.A. incorporated in this prospectus by reference from Nortel Networks Corporation's and Nortel Networks Limited's Current Reports on Form 8-K dated May 13, 2002 have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such Firm given upon their authority as experts in accounting and auditing.

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